NOTICE OF 2009 ANNUAL AND SPECIAL SHAREHOLDERS' MEETING

INFORMATION CIRCULAR



Progress. Opportunity. Moving forward.

MDS

Science advancing health

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF MDS INC.

Date: March 12, 2009

Time: 4:00 p.m.
(Eastern Standard Time)

Place: Renaissance Toronto Airport Hotel and
                 Conference Centre
            801 Dixon Road
            Toronto, Ontario, Canada

Business of the Annual and Special Meeting of Shareholders:

(a)   to receive the Report of the Directors and the Consolidated Financial Statements of the Company and its subsidiaries for the fiscal year ended October 31, 2008, together with the Auditors' Report thereon;

(b)   to elect directors for the ensuing year;

(c)   to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration;

(d)   to consider and approve, ratify and confirm an amended and restated shareholder rights plan of the Company; and

(e)   to transact any other business that may properly come before the Meeting.

By order of the Board,



Peter E. Brent

Senior Vice-President, Legal and Corporate Secretary

January 7, 2009

The management and Board of MDS urge you to participate by ensuring that your shareholdings are represented and that your wishes are made known at the Meeting. If you cannot be present to vote in person, please vote in one of three ways: (1) by completing and signing the accompanying Form of Proxy and returning it in the enclosed envelope, postage prepaid; (2) by following the instructions for telephone voting in the accompanying Form of Proxy; or (3) by following the instructions for Internet voting in the accompanying Form of Proxy at least two business days prior to the Meeting or related adjournment(s).

What's inside

Section 1: Voting Information

Who is soliciting my proxy?

The management of MDS Inc. (the "Company" or "MDS") is soliciting your proxy for use at the Annual and Special Meeting of Shareholders (the "Meeting").

What will I be voting on?

You will be voting on:

- election of directors of the Company (see page 3);

- appointment of Ernst & Young LLP as the auditors (see page 8);

- approval of amended and restated shareholder rights plan (see page 9); and

- any other business that may properly come before the Meeting.

How many classes of shares are there?

The Company has one class of Common shares listed on the Toronto Stock Exchange and the New York Stock Exchange.

How many votes do I have?

Subject to the voting restrictions noted below, you will have one vote for every Common share of the Company you own at the close of business on January 12, 2009, the record date for the Meeting.

How many shares are eligible to vote?

The number of Common shares outstanding on January 7, 2009 is 120,137,229.

To the knowledge of the directors and officers of the Company, based on a report from Thomson One, the only shareholders who beneficially own or exercise control or direction over more than 10% of the outstanding Common shares as at January 7, 2009 are as follows:

	Common Shares	% of Outstanding Common Shares
ValueAct Holdings	23,107,700	19.23%
Harris Associates	12,695,141	10.57%

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by proxy, as explained below.

If your shares are held in the name of a nominee, please see the instructions below under the headings *How can a non-registered shareholder vote?* and *How can a non-registered shareholder vote in person at the Meeting?*

Voting by proxy

Whether or not you attend the Meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed Form of Proxy, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed Form of Proxy are directors or officers of the Company. **However, you can choose another person to be your proxyholder, including someone who is not a shareholder of the Company. You may do so by deleting the names printed on the proxy and inserting another person's name in the blank space provided or by completing another proper form of proxy.**

How will my proxy be voted?

On the Form of Proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the Form of Proxy how you want your shares to be voted on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your shares accordingly.

If you have not specified on the Form of Proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

Unless contrary instructions are provided, Common shares represented by proxies received by management will be voted:

- **FOR the election, as directors, of the proposed nominees whose names are set out on the following pages;**

- **FOR the appointment of Ernst & Young LLP as auditors;**

- **FOR the approval of the amended and restated shareholder rights plan, and**

- **FOR management's proposals generally.**

What if there are amendments or if other matters are brought before the Meeting?

The enclosed Form of Proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.

As of the time of printing this Management Proxy Circular (the "Circular"), management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed Form of Proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the Form of Proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You can revoke your proxy at any time before it is acted upon.

You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the head office of the Company not later than the last business day before the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or any adjournment.

Who counts the votes?

Proxies are counted by CIBC Mellon Trust Company, the transfer agent of the Company in Canada.

Is my vote confidential?

The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, and (b) as necessary to comply with legal requirements.

How are proxies solicited?

The Company's management requests that you sign and return the Form of Proxy so that your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, in writing or in person.

The Company may also use the services of outside firms to solicit proxies. The cost of soliciting proxies will be borne by the Company, and the Company will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares.

How can a non-registered shareholder vote?

If your Common shares are not registered in your own name, they will be held in the name of a "nominee" which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your shares. For that reason, you have received this Circular from your nominee, together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully so that your shares will be voted. If you are a non-registered shareholder who has voted and you want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How can a non-registered shareholder vote in person at the Meeting?

Since the Company may not have access to the names of its non-registered shareholders, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, please insert your own name in the space provided on the voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Then follow the signing and return instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the Meeting.

Section 2: Business of the Meeting

Report of the Directors and Consolidated Financial Statements

A copy of the Company's Annual Report for the year ended October 31, 2008 is being mailed concurrently with this Circular. The financial statements for the fiscal year ended October 31, 2008, the management's discussion and analysis, and the report of the auditors are included with the Company's Annual Report.

Financial Information

In this Circular, all dollar amounts are expressed in United States dollars, except where stated otherwise, and all references to US$ or $ are to U.S. dollars and all references to C$ are to Canadian dollars. Unless otherwise indicated, the exchange rate is based on the Bank of Canada annual average rate of C$1 = US$0.97382 for the fiscal year.

Election of Directors

At the Meeting, ten directors, nine of whom are independent, are to be elected to serve until the next Annual Meeting or until their successors are duly elected or appointed. **Unless authority is withheld, the management nominees named in the enclosed Form of Proxy intend to vote FOR the election of the nominees proposed below, all of whom are on the date of the Meeting serving as directors of the Company.**

New Appointees during the Year

The Company is pleased that during the year William Dempsey and Gregory Spivy joined the Board of Directors. William Dempsey was also appointed as a member of the Audit and the Environment, Health & Safety Committees, and Gregory Spivy was also appointed to the Human Resources & Compensation and the Corporate Governance & Nominating Committees.

Retirement from the Board

John Mayberry, who had been a Board member since January 2004 and Chairman of the Board since October 2004 retired from the Board in November 2008. We thank John for the contribution he has made to MDS. During his tenure as Chairman, John was instrumental in overseeing the transformation of MDS to a pure-play, global life-sciences company, and championed continuous improvement in corporate governance.

Nelson Sims, who has been a Board member since May 2001 and Kathleen O'Neill, who has been a Board member since March 2005, will not be standing for re-election. The Company wishes to thank Nelson and Kathleen for their contributions to MDS during their tenure with the Board.

If any nominee is, for any reason, unavailable to serve as a director, proxies in favour of management nominees will be voted for another nominee at their discretion unless authority has been withheld in the Form of Proxy.

The information below as to securities of the Company, including both deferred share units ("DSUs") and Common shares, is as at October 31, 2008. The information as to the number of Common shares beneficially-owned or over which control or direction is exercised has been provided by the respective nominee.



Paul S. Anderson, 70
Lansdale, Pennsylvania, USA
Director since 2003
Independent[1]

Dr. Anderson is a Corporate Director, having retired in 2002 after a 40-year career in the pharmaceutical industry. From 2001 to 2003, Dr. Anderson was Vice-President, Drug Discovery at Bristol-Myers Squibb (a global pharmaceutical company in Wilmington, DE) and, from 1995 to 2001, was Senior Vice-President, Chemical & Physical Science of DuPont Pharmaceuticals Company. Mr. Anderson is also a director of Chemical Heritage Foundation and is on the Board of Trustees of Gordon Research Conferences.

Areas of Expertise: Global Life Sciences/Scientific/Medical

MDS Board/Committee Membership	Attendance[4]	Current Public Board Membership[12]
Board of Directors	9/11	Albany Molecular Research Inc.
Human Resources & Compensation	2/5	
Corporate Governance & Nominating	3/3	
Environment, Health & Safety	2/3	

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2008	-	32,255	32,255	C$668,646	
2007	-	20,055	20,055	C$415,740	C$150,000
change	nil	+12,200	+12,200	+C$252,906	

Options Held: 10,000 (Director option grants were discontinued in 2003)



William D. Anderson, 59
Toronto, Ontario, Canada
Director since 2007
Independent[1]

Mr. Anderson, a Chartered Accountant, is a Corporate Director, having retired in 2005 after serving 14 years with BCE Inc. (a global communications company headquartered in Montreal, Quebec). From 2001 to 2004, Mr. Anderson was President of BCE Ventures and from 1997 to 2000 was Chief Financial Officer of BCE Inc.

Areas of Expertise: Global Financial/Operations/Strategy

MDS Board/Committee Membership	Attendance	Current Public Board Membership[12]
Board of Directors	11/11	TransAlta Corporation
Audit (Chair)	9/10	Gildan Activeware Inc.

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2008	5,000	11,292	16,292	C$337,733	
2007	5,000	4,231	9,231	C$203,174	C$150,000
change	nil	+7,061	+7,061	+C$134,559	

Options Held: 0 (Director option grants were discontinued in 2003)



Stephen P. DeFalco, 47
Toronto, Ontario, Canada
Director since 2005
Related[5]

Mr. DeFalco is President and Chief Executive Officer of MDS. Mr. DeFalco joined MDS from U.S. Genomics (a biotech tools company headquartered in Woburn, MA) where he was Chairman and Chief Executive Officer. Prior to his role at U.S. Genomics, he was President of PerkinElmer Instruments and Senior Vice-President of PerkinElmer, Inc. (a life sciences company headquartered in Waltham, MA). Mr. DeFalco also previously worked at United Technologies, McKinsey & Company and IBM. Mr. DeFalco is a director of BioProcessors Corporation, the Sciex Joint Venture with PerkinElmer and the Sciex Joint Venture with Applied Biosystems.

Areas of Expertise: Global Life Sciences/Operations/Strategy

MDS Board/Committee Membership	Attendance	Current Public Board Membership[12]
Board of Directors	11/11	-

Securities Held

Year	Common Shares	DSUs/ RSUs/ PSUs[6]	Total Common Shares and DSUs/RSUs/PSUs	Total At-Risk Value of Common Shares and DSUs/RSUs/PSUs	Minimum Ownership Requirement
2008	-	276,100	276,100	C$5,723,553	
2007	-	192,000	192,000	C$4,226,000	C$3,087,000
change	nil	+84,100	+84,100	+C$1,497,553	

Options Held: 653,500 (options granted as an executive officer)



William G. Dempsey, 57
Green Oaks, Illinois, USA
Director since 2008
Independent[1]

Mr. Dempsey was an Executive with Abbot Laboratories for 25 years prior to his retirement in 2007. Mr. Dempsey's assignments included Executive Vice-President of the Pharmaceutical Products Group and Senior Vice-President of International Operations.

Areas of Expertise: Global Life Sciences/Operations/Strategy

MDS Board/Committee Membership	Attendance[7]	Current Public Board Membership[12]
Board of Directors	5/5	Landaeur, Inc.
Audit	4/4	
Environment Health & Safety	1/1	

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2008	-	7,746	7,746	C$160,575	
2007	n/a	n/a	n/a	n/a	C$150,000
change	nil	+7,746	+7,746	+C$160,575	

Options Held: 0 (Director option grants were discontinued in 2003)



William A. Etherington, 67
Toronto, Ontario, Canada
Director since 2001
Independent[1]

Mr. Etherington is Chairman of the Canadian Imperial Bank of Commerce (a major global Canadian chartered bank). Prior to 2001, Mr. Etherington was Senior Vice-President and Group Executive, Sales & Distribution, IBM Corporation (a global information technologies company headquartered in Armonk, NY), and Chairman, President and Chief Executive Officer, IBM World Trade Corporation.

Areas of Expertise: Global Technology/Operations/Strategy/Sales and Marketing

MDS Board/Committee Membership	Attendance	Current Public Board Membership[12]
Board of Directors	9/11	Canadian Imperial Bank of Commerce (Chairman)
Human Resources & Compensation (Chair)	5/5	Celestica Inc.
Corporate Governance & Nominating	3/3	Onex Corporation

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2008	10,000	30,485	40,485	C$839,254	
2007	10,000	23,112	33,112	C$728,795	C$150,000
change	nil	+7,373	+7,373	+C$110,459	

Options Held: 15,500 (Director option grants were discontinued in 2003)



Robert W. Luba, 66
Toronto, Ontario, Canada
Director since 1996
Independent[1]

Mr. Luba is President of Luba Financial Inc. (an investment company in Toronto, ON). Prior to 1994, he was President and Chief Executive Officer of Royal Bank Investment Management Inc., President of Crown Life Insurance Company and Senior Vice-President of John Labatt Limited.[10]

Areas of Expertise: Global Financial/Operations/Strategy

MDS Board/Committee Membership	Attendance	Current Public Board Membership[12]
Board of Directors	11/11	Invesco Trimark Funds
Audit Committee	10/10	Softchoice Corporation
Human Resources & Compensation	3/3	

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2008	11,600	36,502	47,975	C$997,154	
2007	11,600	28,462	40,062	C$881,764	C$150,000
change	nil	+7,913	+7,913	+C$115,389	

Options Held: 16,200 (Director option grants were discontinued in 2003)



James S. A. MacDonald, 63
Toronto, Ontario, Canada
Director since 2005
Independent[1]

Mr. MacDonald is Chairman and a Managing Partner of Enterprise Capital Management Inc. (an investment management company).   He is also Non-Executive Chairman of Cormark Securities Inc.

Areas of Expertise: Financial/Capital Markets/Strategy

MDS Board/Committee Membership	Attendance	Current Public Board Membership[12]
Board of Directors	11/11	Cinram International Income Fund
Audit	10/10	Cymbria Corporation
Non-Executive Chair of the Board since Nov.19, 2008		Manitoba Telecom Services Inc
Ex-officio member of all standing committees		Superior Plus Inc.

Securities Held

Year	Common Shares[8]	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2008	-	25,584	25,584	C$530,356	
2007	-	16,156	16,156	C$355,594	C$150,000[11]
change	nil	+9,428	+9,428	+C$174,762	

Options Held: 0 (Director option grants were discontinued in 2003)



Richard H. McCoy, 66
Toronto, Ontario, Canada
Director since 2006
Independent[1]

Mr. McCoy is a Corporate Director. He was in the investment banking business for over 35 years. Prior to retiring in 2003, he was Vice-Chairman, Investment Banking at TD Securities Inc. (one of Canada's largest investment firms in Toronto, ON).

Areas of Expertise: Global Financial/Capital Markets

MDS Board/Committee Membership	Attendance	Current Public Board Membership[12]
Board of Directors	10/11	ACE Aviation Holdings Inc.; Aberdeen Asia-Pacific
Audit Committee[9]	10/10	Income Investment Company Limited;
Corporate Governance & Nominating Committee	3/3	Gerdau Ameristeel Corp.; Jazz Air Income Fund;
		Pizza Pizza Royalty Income Fund;
		Uranium Participation Corporation

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2008	-	21,734	21,734	C$450,546	
2007	-	13,995	13,995	C$308,030	C$150,000
change	nil	+7,739	+7,739	+C$142,516	

Options Held: 0 (Director option grants were discontinued in 2003)



Mary A. Mogford, 64
Newcastle, Ontario, Canada
Director since 1998
Independent[1]

Ms. Mogford is a Corporate Director and a former Deputy Minister of Finance and Deputy Minister of Natural Resources for the Province of Ontario. Ms. Mogford was made a Fellow of the Institute of Corporate Directors (ICD) in 2002 in recognition of her contribution to corporate governance in Canada and in 2004 she was one of the first directors accredited to the ICD/Rotman School of Management Directors Education Program. Ms. Mogford is also a director of SickKids Foundation Board.

Areas of Expertise: Human Resources/Government/Governance/Strategy

MDS Board/Committee Membership	Attendance	Current Public Board Membership[12]
Board of Directors	11/11	Potash Corporation of Saskatchewan
Corporate Governance & Nominating (Chair)	3/3	
Human Resources & Compensation	5/5	
Environment, Health & Safety	3/3	

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2008	13,150	22,519	35,669	C$739,418	
2007	3,150	19,553	22,703	C$499,693	C$150,000
change	+10,000	+12,966	+12,966	+C$239,725	

Options Held: 16,200   (Director option grants were discontinued in 2003)



Mr. Spivy is a Partner of ValueAct Capital. (a San Francisco-based investment partnership). Prior to September 2004, Mr. Spivy was with Gryphon Investors (a private equity fund). **Areas of Expertise**: Global Capital Markets/Strategy/Financial/Governance					

MDS Board/Committee Membership	Attendance[7]	Current Public Board Membership[12]
Board of Directors	5/5	-
Corporate Governance & Nominating	2/2	
Human Resource & Compensation	2/2	

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2008	-	8,581	8,581	C$177,884	C$150,000
2007	n/a	n/a	n/a	n/a	
change	nil	+8,581	+8,581	+C$177,884	

Options Held: 0 (Director option grants were discontinued in 2003)

Gregory P. Spivy, 39
San Francisco, California, USA
Director since 2008
Independent[1]

1   Each of the directors, other than Stephen DeFalco, has been determined by the Board to be free of any relationship which could materially interfere with his or her ability to act in the best interests of the Company and to meet the criteria to be considered independent as described in the corporate governance guidelines of the Ontario Securities Commission National Policy 58-101 and New York Stock Exchange corporate governance rules.

2   Independent directors have the option of receiving their compensation in the form of deferred share units ("DSUs") under the MDS Deferred Share Unit Plan for Non-Executive Directors ("Plan"). Dr. Anderson's DSUs in 2008 include DSUs paid to him with respect to his membership on the Scientific Advisory Board of the Company.

3   For the purpose of determining the value of the equity investment of a director in the Company at any time, the value of the DSUs or Common shares held by a director is based upon the higher of the acquisition cost of the DSUs or Common shares and the market value of the Common shares held, or Common shares represented by DSUs held under the Plan. For 2008, the market value of Common shares and DSUs is based on the highest share price for the six-month period ending October 31, 2008 (C$20.73). For 2007, the market value of Common shares and DSUs is based on the highest share price for the six-month period ending October 31, 2007 (C$22.01)

4   Dr. Paul Anderson's attendance at committee meetings varies as committee memberships were changed after the last annual meeting on March 6, 2008.

5   Stephen DeFalco, the President and Chief Executive Officer of the Company, is the only non-independent director.

6   As an employee director, Mr. DeFalco does not participate in the Plan. Mr. DeFalco's DSUs, restricted share units ("RSUs") and performance share units ("PSUs") are issued in his capacity as Chief Executive Officer (see *Executive Compensation* section on page 26).

7   Messrs. Dempsey and Spivy's attendance represents the meetings held subsequent to their joining the Board.

8   Enterprise Capital, its associates, affiliates and funds, over which it has sole or shared discretionary management, beneficially own approximately 4,331,554 shares in MDS as at the date of the Circular. Mr. MacDonald has advised, however, that he does not have dispositive or voting control with respect to such shares.

9   Richard McCoy, a member of the Audit Committee, currently serves on more than three audit committees of public companies. The Board has considered the number of audit committees on which Mr. McCoy serves and is satisfied and has determined that such simultaneous service has not and will not impair his ability to effectively serve on the Committee.

10   Mr. Luba was an independent director of Safety-Kleen Corp., a New York Stock Exchange listed company, which filed for bankruptcy in 2000.

11   Mr. MacDonald was appointed Chairman of the Board in November of 2008. Mr. MacDonald's minimum ownership requirements will increase to C$1,000,000 (being 5x his Chairman's retainer of C$200,000). Mr. MacDonald will have until November of 2011 to meet such requirements.

12   Based upon information provided by each of the nominees there are no board interlocks.

Appointment of Auditors

The management nominees named in the enclosed Form of Proxy intend to vote FOR the reappointment of Ernst & Young LLP as auditors of the Company, to hold office until the next Annual Meeting of Shareholders. Ernst & Young LLP has served as the Company's auditor for more than five years.

Auditor Evaluation

The Audit Committee reviews, with senior financial management and the auditors, on an annual basis, the performance of the auditors and auditor independence and rotation. In fiscal 2007, a new audit partner at Ernst & Young LLP was appointed as audit partner for the Company's account. In addition, an Ernst & Young LLP partner, independent of the Company's account, is responsible for reviewing all significant accounting and audit decisions.

During fiscal 2008, Ernst & Young LLP served as the auditor of MDS and was also the auditor of the subsidiaries of the Company that required a separate audit opinion be rendered on their entity financial statements for statutory or other reasons.

In 2003, the Audit Committee of the Board approved a policy that determined and limited the types of engagements on which the services of Ernst & Young LLP might be used. Such services are limited to the types of engagements for which a summary of fees for the last two years is provided below. The engagement of Ernst & Young LLP, and the fees to be charged for such services, are subject to pre-approval by the Audit Committee.

The fees for all services performed by the auditors for the years ended October 31, 2008 and October 31, 2007 are set out below.

	2008 ($000s)	2007 ($000s)
Audit services	6,100	6,274
Audit-related services	872	650
Tax services	271	341
Total	**7,243**	**7,265**

Audit Services – an audit engagement is one in which Ernst & Young LLP, or a foreign affiliate, has been hired to render an audit opinion on a set of financial statements or related financial information. These engagements include the opinion issued on the consolidated financial statements of MDS, the opinions issued on subsidiaries of MDS as required by statute in certain jurisdictions, and opinions issued on the financial statements of subsidiaries or entities over which MDS exercises management discretion. The latter category includes audit opinions issued on Pension Plans established for the benefit of MDS employees.

Audit-Related Services – an audit-related engagement is one in which some sort of assurance is provided that is not an audit opinion or one which supports the ability of Ernst & Young LLP to render an audit opinion in an indirect manner. Such engagements include reviews of the interim financial statements, the reports of which are provided to the Audit Committee, accounting assistance and advice and translation services related solely to our filed financial reports. From time to time, Ernst & Young LLP may also be engaged to provide audit-related services in connection with acquisitions, including audits of transaction-date balance sheets and similar services.

Tax Services – a tax engagement is one in which Ernst & Young LLP has been engaged to provide tax services, including assistance with tax compliance and tax advice and planning. Tax compliance assistance is generally provided to the foreign subsidiaries of MDS and to certain entities that are controlled by MDS but in which there are other minority interests. Tax compliance services include assistance with the preparation and filing of tax returns, and assistance in dealing with tax audits. Tax advice and planning services are provided to the Company and many of its subsidiaries and relate to both income taxes and sales and use taxes.

Pre-Approval Policy for External Auditor Services – the Audit Committee has adopted processes for the pre-approval of engagements for services of its external auditors.

The Audit Committee's policy requires pre-approval of all audit and non-audit services provided by the external auditor. The policy identifies three categories of external auditor services and the pre-approval procedures applicable to each category, as follows:

(1) Audit and audit-related services – these are identified in the annual audit service plan presented by the external auditor and require annual approval. Changes to these fees are reported to the Audit Committee at least quarterly.

(2) Pre-approved list of non-audit services – non-audit services which are reasonably likely to occur have been identified and receive general pre-approval of the Audit Committee, and as such, do not require specific pre-approvals. The term of any general pre-approval is 12 months from approval unless otherwise specified. The Audit Committee annually reviews and pre-approves the services on this list.

(3) Other proposed services – all proposed services not categorized above are brought forward on a case-by-case basis and specifically pre-approved by the Audit Committee.

All fees paid to the independent auditors for 2008 were approved in accordance with the pre-approval policy.

Shareholder Proposals

There are no shareholder proposals to be considered at the Meeting. Shareholder proposals to be considered for inclusion in next year's Management Proxy Circular for the Company's 2010 Annual Meeting of Shareholders must be submitted no later than October 9, 2009.

Amended and Restated Shareholder Rights Plan

Introduction

The Company originally implemented a shareholder protection rights agreement on March 3, 2000. This plan was amended, restated and renewed by shareholders in March of 2003 and 2006. The Board has now approved an amended and restated shareholder rights plan agreement (the "2009 Rights Plan") to continue the outstanding rights granted under the predecessor shareholder protection rights plans on the terms and conditions of the 2009 Rights Plan and to reconfirm the continued issuance of the rights. A summary of the material terms and conditions of the 2009 Rights Plan is contained in Schedule B.

Shareholders will be asked at the Meeting to vote on a resolution, the text of which is set out in Schedule A (the "Rights Plan Resolution"), to ratify, confirm and approve the adoption of the 2009 Rights Plan. **The Rights Plan Resolution must be passed by a majority of the votes cast by Independent Shareholders (as defined in the 2009 Rights Plan) at the Meeting. At the date of this Circular, the Company believes that all shareholders are Independent Shareholders.**

The Company has reviewed the 2009 Rights Plan for conformity with current practices of Canadian companies with respect to shareholder protection rights plans and has determined that since March 2006, when the 2006 Rights Plan was approved by shareholders, there have been a small number of minor changes in those practices. These changes have been made to the 2009 Rights Plan. **The Company believes that the 2009 Rights Plan preserves the fair treatment of shareholders, is consistent with current best Canadian corporate practice and addresses institutional investor guidelines.**

The 2009 Rights Plan was not adopted or approved in response to or in anticipation of any pending or threatened take-over bid and the Board is not aware of any third party considering or preparing any proposal to acquire control of the Company.

The 2009 Rights Plan does not reduce the duty of the Board to act honestly, in good faith and in the best interests of the Company and its shareholders, and to consider on that basis any offer made for the Company.

Objectives of the 2009 Rights Plan

The principal purpose of the 2009 Rights Plan continues to be to encourage an offeror either to make a Permitted Bid (as defined below) having terms and conditions designed to meet the objectives of the 2009 Rights Plan, or to negotiate the terms of the offer with the Board. Failure to do so would entitle holders of the rights to exercise their rights to purchase additional Common shares of the company at a 50% discount to market thereby substantially increasing dilution of the offeror's position.

The purpose of the 2009 Rights Plan is to address the following concerns regarding the provisions of current legislation governing take-over bids in Canada:

Time

Current legislation provides that a take-over bid remain open for acceptance for a minimum period of 35 days. The Board is of the view that 35 days may constitute an insufficient amount of time to permit the Board and the shareholders to assess an offer and for the Board to negotiate with the offeror, solicit competing offers and otherwise try to maximize shareholder value. The 2009 Rights Plan provides that a Permitted Bid must be open for at least 60 days and must remain open for a further period of 10 business days after the offeror publicly announces that more than 50% of the outstanding Voting Shares (as defined in the 2009 Rights Plan) held by Independent Shareholders have been deposited or tendered and not withdrawn.

Pressure to Tender

A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate because, in failing to tender, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial bid where the offeror wishes to obtain a control position but does not wish to acquire all of the Common shares. The 2009 Rights Plan contains a shareholder approval mechanism in the Permitted Bid definition, which provides that no Voting Shares may be taken up and paid for under the bid unless more than 50% of the outstanding Voting Shares held by Independent Shareholders have been deposited or tendered and not withdrawn. By requiring a Permitted Bid to remain open for acceptance for a further period of 10 business days following a public announcement that more than 50% of the outstanding Voting Shares have been deposited, a shareholder's decision to accept a bid is separated from the decision to tender, lessening concern about undue pressure to tender to the bid.

Unequal Treatment of Shareholders

Under current securities legislation, an offeror may obtain control or effective control of the Company without paying full value, without obtaining shareholder approval and without treating all of the shareholders equally. For example, an offeror could acquire blocks of shares by private agreement from one or a small group of shareholders at a premium to market price, subject to certain limits, which premium is not shared with the other shareholders. In addition, a person could slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control or effective control without paying a control premium or fair sharing of any control premium among all shareholders. Under the 2009 Rights Plan, if a take-over bid is to qualify as a Permitted Bid, all offers to acquire 20% or more of the Company's outstanding Voting Shares must be made to all shareholders and must satisfy certain other conditions.

Effect of the Rights Plan

It is not the intention of the Board to entrench itself or avoid a bid for control that is fair and in the best interests of shareholders. For example, shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the 2009 Rights Plan, regardless of whether it is acceptable to the Board. In addition, even if a bid does not meet the Permitted Bid criteria, the Board must act honestly and in good faith with a view to the best interests of the Company and its shareholders.

Generally, the board of directors of a company confronted with an unsolicited take-over bid will not be allowed to maintain a shareholder rights plan indefinitely to keep a bid from the shareholders; however, Canadian securities regulators have indicated that so long as the board is actively and realistically seeking value-maximizing alternatives, shareholder rights plans serve a legitimate purpose.

In the event of an unsolicited take-over bid that is not a Permitted Bid, the Board believes that the provisions of the 2009 Rights Plan will provide the Board with additional time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize shareholder value, to provide for equal treatment of all shareholders and lessen the pressure on a shareholder to tender to a bid.

Confirmation by Shareholders

If the Rights Plan Resolution is approved at the Meeting, the Company and CIBC Mellon Trust Company (the "**Rights Agent**") will enter into the 2009 Amended and Restated Shareholder Rights Plan Agreement to take effect at the end of the Meeting. The 2009 Rights Plan has a maximum term of three years unless renewed by shareholders of the Company. If the Rights Plan Resolution is not approved at the Meeting, the rights and the 2006 Rights Plan will terminate, the proposed 2009 Rights Plan will never become effective and the Company will no longer have any form of shareholder rights plan.

The Board reserves the right to alter any terms of or not to proceed with the 2009 Rights Plan at any time prior to the Meeting in the event that the Board determines, in light of subsequent developments, that to do so is in the best interests of the Company.

The complete text of the 2009 Rights Plan is available upon request. Shareholders wishing to receive a copy of the 2009 Rights Plan should submit their request by telephone, 416-213-4082, by facsimile, 416-675-4095, by e-mail, peter.brent@mdsinc.com, or by mail to MDS Inc., 2700 Matheson Boulevard East, Suite 300, West Tower, Mississauga, Ontario, L4W 4V9, Attention: Corporate Secretary.

Recommendation of the Board

The Board has concluded that the original reasons for the adoption of a Rights Plan continue to exist and the continuation of the 2006 Rights Plan is in the best interests of the Company. Accordingly, the Board unanimously recommends that the shareholders ratify, confirm and approve the 2009 Rights Plan by voting FOR the Rights Plan Resolution at the Meeting. **Unless instructed otherwise, management nominees named in our Form of Proxy will vote FOR the Rights Plan Resolution.**

Section 3: Disclosure of Compensation and Other Information

Directors' Remuneration

In fiscal 2008, twelve directors were independent and were remunerated by the Company solely in their capacity as directors. Stephen DeFalco, the President and Chief Executive Officer of the Company, received no remuneration as a director.

Compensation for the independent directors is a combination of annual retainers, meeting fees and equity-based DSUs as described below. Board fees are paid to all directors in Canadian dollars. Directors are reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings.   Upon appointment or election, a director receives a DSU grant which is allocated over two years under the following schedule: one-third on the date of appointment; one-third on the first anniversary date; and, one-third on the second anniversary date. In addition to the appointment grant, a director also receives an annual grant of DSUs as noted below.

The Corporate Governance & Nominating Committee reviews director compensation every year and updates that compensation when it considers it appropriate or necessary to recognize the workload and responsibility of Board and committee members and to remain competitive with director compensation trends in North America. To fulfill this mandate, the Committee engaged Towers Perrin to review the total compensation paid to directors at a similar group of comparator companies used to benchmark executive compensation with annual revenues ranging from approximately $500 million to $3 billion.

The compensation payable to MDS's directors in 2008 for Board and committee service is described in the chart below, which continues to be below the fiftieth percentile of the comparator group.

	C$	US$
Annual retainer – **BOARD CHAIR**[1]	200,000	194,764
Annual retainer - **DIRECTOR**	30,000 [2]	29,215
Annual retainer - **COMMITTEE CHAIR** Audit Human Resources & Compensation Corporate Governance & Nominating Environment, Health & Safety	 15,000 7,000 5,000 5,000	 14,607 6,817 4,869 4,869
Annual retainer - **COMMITTEE MEMBER** Audit Human Resources & Compensation Corporate Governance & Nominating Environment, Health & Safety	 5,000 3,000 3,000 3,000	 4,869 2,921 2,921 2,921
Annual grant value of deferred share units (100% vested on grant date)	60,000 [3]	58,429
Each Board or committee meeting attended (in person or if held by telephone)	1,500 [4,5]	1,461
Appointment or Election grant value of deferred share units	100,000	97,382

1   The Chair of the Board also receives an annual grant of deferred share units equal in value to C$60,000. No additional retainers or meeting fees are paid to the Chair in his capacity as a director or as an ex-officio member of the committees.

2   The increase in the annual retainer was effective August 1, 2007.

3   The increase in the annual deferred share unit grant was effective March 6, 2008 on election to the Board.

4   In cases where Board or committee phone meetings are less than one hour, fees will not generally be paid. The Board or Committee Chair has the discretion to decide if business conducted in shorter meetings justifies fees being paid. Service on special purpose ad hoc committees is viewed as part of a Director's overall responsibility and additional fees will not generally be paid. The Board has the discretion to vary this where necessary and has done so during 2008.

5   Directors who reside outside of Ontario or Quebec and are required to travel to Board or committee meetings held in Ontario or Quebec are paid a travel fee equal to C$1,500 in addition to the attendance fee. If a Board or committee meeting is held on consecutive days, the director is only paid one C$1,500 travel fee.

The total remuneration paid to independent directors during the fiscal year ended October 31, 2008 is set out in the following table:

Name	Board Retainer ($)	Standing Committee Member / Chair Retainer ($)	Board Attendance Fees ($)	Committee Attendance Fees ($)	Total Fees Earned ($)[1]	Share Based awards ($)[2,3,4,5]	All Other Compensation ($)	Total Compensation Paid ($)	Portion of Fees Taken in Cash or in DSUs
Paul S. Anderson[4]	29,215	5,843	16,068	10,225	61,351	114,748	10,225	186,324	100% DSUs
William D. Anderson[5]	29,215	9,738	16,068	13,147	68,167	105,498	-	173,665	100% Cash
William G. Dempsey	14,607	3,895	7,304	7,304	33,110	90,890	5,843	129,842	100% DSUs
William A. Etherington	29,215	9,738	14,607	11,686	65,246	58,429	-	123,675	100% DSUs
Robert W. Luba	29,215	11,929	16,068	18,989	76,201	58,429	-	134,631	100% DSUs
James S. A. MacDonald[5]	29,215	4,869	16,068	14,607	64,759	82,775	-	147,534	100% DSUs
John T. Mayberry[6]	194,764	-	-	-	194,764	58,429	-	253,193	100% DSUs
Richard H. McCoy	29,215	7,791	14,607	18,989	70,602	58,429	-	129,031	100% DSUs
Mary A. Mogford	29,215	10,712	16,068	16,068	72,063	58,429	-	130,492	100% Cash
Kathleen M. O'Neill	29,215	7,791	16,068	18,989	72,063	58,429	-	130,492	100% DSUs
Nelson M. Sims	29,215	7,791	16,068	11,686	64,759	58,429	10,225	133,413	100% DSUs
Gregory P. Spivy[5]	14,607	2,921	7,304	5,843	30,675	105,497	2,921	139,094	100% DSUs
TOTAL	486,910	83,018	156,298	147,534	873,760	908,411	29,215	1,811,386	83% DSUs

1   Ten of the twelve independent directors take all of their fees in DSUs. DSUs are payable in cash upon retirement of a director or, at the discretion of the Board, at a later date. Payment is based upon the five-day average closing price as at their retirement from the Board or, if payment is deferred, the five-day average closing price immediately prior to receipt of notice from the former director of his or her election to convert the DSUs to cash.

2   In lieu of stock options, upon initial appointment or election, a director receives a one-time grant of C$100,000 in DSUs which are allocated over two years.

3   The directors receive an annual grant of C$60,000 in DSUs.

4   Dr. Paul Anderson received C$57,833 in DSUs in connection with his membership on the Scientific Advisory Board.

5   William Anderson (C$15,000), James MacDonald (C$25,000) and Gregory Spivy (C$15,000) received a one-time fee in DSUs for their participation on an ad hoc committee of the Board of Directors.

6   Mr. Mayberry, who retired on November 18, 2008, will receive a quarterly retainer to January 31, 2009.

7   The directors do not receive pension benefits, perquisites or other annual compensation.

The tables on the following page provide information on the number and value of each director's outstanding options and DSUs as of the end of the fiscal year.

Outstanding Director Option-Based Awards

Name	Option-Based Awards			
	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options[1] ($)
Paul. S. Anderson				
2003 Incentive Award	10,000	C$18.57	1-Jul-2013	0
William D. Anderson	-	-	-	-
William G. Dempsey	-	-	-	-
William A. Etherington				
2002 Incentive Award	2,500	C$21.71	19-Dec-2012	0
2001 Incentive Award	3,000	C$18.90	20-Dec-2011	0
2001 Incentive Award	10,000	C$18.98	1-Aug-2011	0
Robert W. Luba				
2002 Incentive Award	2,500	C$21.71	19-Dec-2012	0
2001 Incentive Award	3,000	C$18.90	20-Dec-2011	0
2000 Incentive Award	2,500	C$22.00	22-Dec-2010	0
1999 Incentive Award	4,200	C$13.95	9-Dec-2009	0
1998 Incentive Award	4,000	C$14.43	11-Dec-2008	0
James S. A. MacDonald	-	-	-	-
John T. Mayberry	-	-	-	-
Richard H. McCoy	-	-	-	-
Mary A. Mogford				
2002 Incentive Award	2,500	C$21.71	19-Dec-2012	0
2001 Incentive Award	3,000	C$18.90	20-Dec-2011	0
2000 Incentive Award	2,500	C$22.00	22-Dec-2010	0
1999 Incentive Award	4,200	C$13.95	9-Dec-2009	0
1998 Incentive Award	4,000	C$14.43	11-Dec-2008	0
Kathleen M. O'Neill	-	-	-	-
Nelson M. Sims				
2002 Incentive Award	2,500	C$21.71	19-Dec-2012	0
2001 Incentive Award	3,000	C$18.90	20-Dec-2011	0
2001 Incentive Award	10,000	C$20.00	1-May-2011	0
Gregory P. Spivy	-	-	-	-

[1]   Calculation is based on a share price of C$12.59 on the Toronto Stock Exchange.

Outstanding Director Share-Based Awards

Name	Share-Based Awards[1]			
	Number of Units Granted in Fiscal 2008	Year-end Value of Units Granted[2] ($)	Number of Shares or Units that are Outstanding	Market Payout Value of Share Awards Outstanding[3] ($)
Paul. S. Anderson	5789	72,889.45	32,255	395,465
William D. Anderson	5789	72,889.45	11,292	138,442
William G. Dempsey	4613	58,079.61	7,746	94,975
William A. Etherington	2966	37,336.89	30,485	373,757
Robert W. Luba	2966	37,336.89	36,502	447,528
James S. A. MacDonald	2966	37,336.89	25,584	313,674
John T. Mayberry	2966	37,336.89	55,651	682,304
Richard H. McCoy	2966	37,336.89	21,734	266,467
Mary A. Mogford	2966	37,336.89	22,519	276,093
Kathleen M. O'Neill	2966	37,336.89	25,885	317,365
Nelson M. Sims	2966	37,336.89	31,885	390,920
Gregory P. Spivy	4613	58,079.61	8,581	105,210

[1]   Share-based awards describe the directors' current DSU holdings in the Company.

[2]   Calculation is based on a share price of C$12.59 on the Toronto Stock Exchange.

[3]   No DSUs were paid out during the year.

Director Deferred Share Unit Plan

Directors have the option of electing to receive 100% of their total compensation, or 100% of their annual retainer, in the form of DSUs (the "Elected Deferral") under the MDS Deferred Share Unit Plan for Non-Executive Directors. Ten of the twelve independent directors received all of their compensation in the form of DSUs.

Under the terms of the plan, on the last day of each fiscal quarter, a number of DSUs equal to the number of shares that could be purchased on the open market for a dollar amount equal to the Elected Deferral are credited to the account maintained by the Company for each independent director who has elected to participate in the plan. The price used to determine the number of shares that could be purchased is equal to the five-day average closing price as at the last day of the fiscal quarter.

DSUs are converted to cash and paid out either when a director ceases to be a member of the Board or in special circumstances, at the discretion of the Board, at a later date. The plan terms provide that directors receive, net of any applicable withholdings, a lump sum cash payment equal to the number of DSUs standing to their credit under the plan, multiplied by the five-day average closing price as at their retirement from the Board or, if conversion and payment has been deferred, the five-day average price immediately prior to the date of receipt of the written request from the retired director of his or her election to convert the units.

Director Ownership Guidelines and Directors' Ownership

The Board of Directors believes that ownership by directors is an important component in demonstrating both commitment to the Company and alignment with the interests of all shareholders. The MDS Board established in 2003 a guideline providing for each independent director to own shares in MDS (which include DSUs) with a value equal to 5.0 x his/her annual retainer. Directors are given three years from the date of election to the Board to accumulate such ownership position. To the extent the annual retainer is increased from time to time, directors are given three years from the date of such increase to accumulate any additional ownership required in respect of such increase.

As noted in the director biographies, as at October 31, 2008 each of the directors exceeds the minimum ownership requirement. Ten of the twelve directors received all compensation in the form of equity (DSUs).

Directors' and Officers' Liability Insurance

The bylaws of the Company provide for indemnification of the directors and officers, subject to certain limitations set out in the *Canada Business Corporations Act*, including that the directors and officers acted honestly, in good faith and with a view to the best interests of the Company. The Company has also entered into individual indemnity agreements with each of the directors.

MDS provides insurance for the directors and officers of the Company, its affiliates and subsidiaries against liability incurred by them in their capacity as directors or officers of the Company, its affiliates and subsidiaries.

The insurance policy provides coverage to a total limit of $120,000,000 for the protection of the personal liability of the directors and officers and includes insurance to reimburse the Company for its indemnity of its directors and officers up to a limit of $100,000,000 per loss. In addition, the Company maintains a Side A policy in the amount of $20,000,000 which is reserved solely for the directors and officers. Each loss or claim for which the Company seeks reimbursement is subject to a $1,000,000 deductible payable by the Company. The total annual premium for the directors' and officers' liability policy is $1,500,000, which is paid in full by the Company.



Statement of Executive Compensation

This disclosure is intended to communicate the compensation provided to MDS's Chief Executive Officer (the "CEO"), the Chief Financial Officer (the "CFO") and the three other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"). For 2008, these executives include: President, MDS Nordion; President, MDS Analytical Technologies; and the Executive Vice-President, Corporate Development & General Counsel.

The Canadian Securities Administrators have adopted amendments to Instrument 51-102 related to disclosure of executive compensation in respect of financial years ending on or after December 31, 2008 (Form 51-102F6). MDS is not required to report under the revised disclosure requirements until its 2010 Annual Meeting, however, we believe it is in the best interest of our shareholders to comply this year wherever practical.

Compensation Committee

The Board of Directors has delegated responsibility for the oversight, review and approval of senior management's compensation philosophy and practices to the Human Resources & Compensation Committee ("HRCC"). As part of this mandate, the HRCC reviews Company and senior management performance, makes recommendations to the Board of Directors on compensation for the Chief Executive Officer and approves the compensation for the Chief Executive Officer's direct reports, including the Named Executive Officers. The members of the HRCC in 2008 are William Etherington (Chairman), Robert Luba, James MacDonald, Mary Mogford, Nelson Sims and Gregory Spivy, each of whom is an independent director. The Board as a whole reviews the recommendations of the HRCC and gives final approval on compensation for the Chief Executive Officer.

In its review process, the HRCC relies on input from management on the assessment of executives and Company performance relative to plan. On a semi-annual basis the Company undertakes an extensive review and assessment of its senior talent pool and reports its findings to the HRCC. The assessment and review focuses on performance measurements for business units and senior management. Annually, the CEO, with HRCC input, presents the Board of Directors with an enterprise-wide succession plan, including a detailed assessment of the senior management talent pool. During the compensation review process, the Chief Executive Officer presents the HRCC with the talent assessment, performance results and compensation recommendations, including comparisons to market data.

The HRCC follows a comprehensive work plan as set out below so that a review of all elements of executive compensation and related areas occur on a regular basis. To ensure appropriate governance is followed when approving payments for incentive plans, the Audit Committee also reviews results prior to HRCC approval. The HRCC work plan, including key review topics and timing, is set out below:

HRCC Annual Work Plan

January	March	June	September	December
▪ HRCC Charter ▪ Independent Consultant Annual Assessment ▪ New Trends In Executive Compensation	▪ Executive Compensation Program Terms ▪ Retirement Plans	▪ Compensation Benchmarking ▪ Talent and Succession Plans ▪ Stock Option Grant	▪ Compensation Strategy ▪ Incentive Plan Design ▪ Share Ownership ▪ Executive Terms and Conditions	▪ Financial Results for Incentives *(looking back)* ▪ Salary Review ▪ MTIP Grants ▪ CEO Performance Goals and Results ▪ Performance Targets *(looking forward)*
				↑ Audit Committee Review of Results

Independent Advice

The HRCC has engaged Towers Perrin since May 2006 as its executive compensation consultant to provide independent advice to the HRCC on all matters relating to the CEO and other executive compensation. The recommendations and advice from Towers Perrin include compensation practices and programs in the global life sciences industry and market competitive compensation data for the Chief Executive Officer and his direct reports. In addition, Towers Perrin provides valuations to the Company's Finance group for expensing the certain historical grants under the executive equity programs. Towers Perrin attended all of the HRCC meetings during the year.

Total fees and expenses paid to Towers Perrin in fiscal 2008 for its role as advisor to the HRCC were approximately $291,668. In order to provide an independent view, Towers Perrin does not provide consulting services for MDS other than their executive compensation mandate and as a result did not receive any other compensation from the Company. If the Company requests additional work unrelated to their executive compensation practice, Towers Perrin cannot accept the request without pre-approval by the Chairman of the HRCC.

Compensation Discussion and Analysis

MDS operates a global life sciences company in a very competitive industry. To meet the challenges of running a complex business with three distinct business units, MDS designs programs under the direction of the HRCC to compensate executives in a strong pay-for-performance culture which directly links incentive rewards to both financial and individual performance. Executive compensation programs must be competitive with other companies in order to attract and retain the senior leadership required to build superior, long-term shareholder value.

The objectives of our pay-for-performance approach are to:

- align the interests of management with those of shareholders, and
- provide for payments only when financial targets are achieved

The talent management and compensation review process promotes the differentiation of compensation paid to executives based on yearly performance and long-term potential. Talent review sessions are held semi-annually and the review and assessment of the senior talent pool is shared with the HRCC semi-annually, and with the Board of Directors on an annual basis. Base salary, annual incentive payouts and equity compensation paid in the form of performance share units and stock options reflect the performance differentiation, with a greater proportion of equity compensation paid to high potential, high performing executives.

The pay philosophy of the Company incorporates a strong pay-for-performance approach by providing competitive cash compensation and benefits with upside potential that is linked directly to shareholder-value creation. In general, the Company's "target positioning" provides competitive pay (fiftieth percentile to the market) for achieving target or expected performance, with above average pay when the Company has achieved exceptional performance when measured against its business plan or competitive performance benchmarks. The HRCC also conducts periodic reviews of compensation practices to establish competitive and reasonable programs to meet the Company's objectives.

The total compensation program for senior management incorporates a pay-for-performance approach that is composed of the following components: "fixed compensation" that includes base salary, benefits and retirement programs and "performance-related compensation" that includes annual, mid-term, and long-term incentive plans. At the executive levels, the highest weighting of the total compensation package is performance based and is "at risk". Rewards are contingent on organizational performance to ensure a strong alignment with shareholders' interests.

Peer Group Companies

The HRCC benchmarks all elements of executive compensation at the market median or fiftieth percentile against a peer group of U.S.-based life sciences companies. The companies named below were selected because MDS competes with them for customers, employees and investors. In addition, their revenues range from approximately $500 million to $3 billion which means they are generally similar to MDS and the scope of the peer group executive jobs are considered similar in nature to the responsibilities of MDS executives. The peer group is comprised of:

Applera Corp. – Applied Biosystems Group	Patheon Inc.
Beckman Coulter Inc.	PerkinElmer Inc.
Charles River Laboratories International Inc.	Pharmaceutical Products Development, Inc.
Covance Inc.	Sigma-Aldrich Corporation
InVentive Health Inc.	Steris Corporation
Invitrogen Corporation	Thermo-Fisher Scientific, Inc.
Millipore Corporation	Waters Corporation
Parexel International, Corp.	

Peer group information is obtained from proxy circular disclosure for the CEO and CFO, however, not all positions held by Named Executive Officers are among the most highly compensated in all peer group companies, so comparable compensation information may not be available from them in the proxy materials. In these instances, the HRCC also reviews compensation data obtained from the Towers Perrin U.S. Compensation Data Bank survey. For 2008, we used a cross-industry comparator group of 98 companies from the data bank with revenues generally ranging from $500 million to $3 billion. The Committee compares job-specific survey information for salaries, as well as short and long-term incentive plans of similar sized companies to MDS. The information from both the peer group and the survey data is reviewed by the Committee to obtain background on compensation practices for companies of similar size and complexity as well as to determine that the pay levels of executives are competitive.

The Named Executive Officers are paid in local currency based on the country of residence. In order to compare against U.S. information from the peer group, those executives paid in Canadian currency have their compensation converted to U.S. dollars based on an exchange rate averaged over 12 months at the time of comparison. The HRCC applies this timeframe to reduce the impact of short-term volatility between the two currencies.

The following chart sets out the executive compensation programs and corresponding performance linkage.

Element	Form	Business Performance Linkage	Performance Period	Determination
Base Salary	Cash	Market competitive base pay	One year	▪ Salary benchmarking at market median ▪ Individual performance determines pay level
Annual Incentive	Cash	To incent performance in terms of adjusted EBITDA and working capital days per the business plan Organic revenue growth to be included in 2009	One year	▪ Various combinations of corporate and business unit results, depending on position ▪ Individual results ▪ Measured against Board of Director approved targets
Mid-Term Incentive	Performance Share Units ("PSUs")	To incent performance in terms of cash EPS growth compared to competitive performance benchmarks	Typically three years, released or paid at end of the period	▪ Each PSU entitles the holder to receive one share of MDS on the release date, or an equivalent cash payment ▪ Initial grant value is based on market median compensation and individual performance ▪ Number of shares vested varies 0-200% based on performance metric in year three relative to the HRCC approved target ▪ Final value is also influenced by share price at time of release or payment
Long-Term Incentive	Stock Options	To incent performance in terms of improved share price	Vest at a rate of 33-1/3% annually over the first three years with a seven-year term	▪ Initial grant value is based on market median total compensation and individual performance ▪ Final value is based on share price at time of exercise relative to the strike price, which is the closing market price on the business day on/or prior to the date of the grant
Benefits	Health, dental, pension, life insurance and disability programs	Market competitive retirement, health and welfare support	n/a	▪ Based on market median in local geography

2008 Executive Compensation Programs

In 2008, the HRCC followed the process outlined above in that they reviewed the compensation practices of both the Peer Group competitors and general market survey data to arrive at an executive compensation framework for senior management at MDS, which defines base salary ranges and performance-related pay opportunities for each level of executive. The compensation framework reflects the compensation philosophy and market positioning described previously; that is, competitive pay (fiftieth percentile to the market) for achieving target or expected performance, with above-average pay when the Company has achieved exceptional performance when measured against its business plan or competitive benchmark performance. Executives are compared, based on their accountability and work complexity, with similar positions in the Company's peer groups. The following is a summary of the executive compensation framework applicable to the Named Executive Officers:

Role	Base Salary Range ($000s)		Target Incentive	Target Equity	Target Total Direct Compensation ($000s)	
CEO	650 - 750		100%	300%	3,500 - 4,000	
EVP	300 - 400		50%	120%	810 - 1,080	

In 2008, the Board approved a change related to the CEO's compensation framework to remain competitive with the peer group and to better position his compensation relative to market. This decision was made following a review of peer group information presented by Towers Perrin.

- The target equity was increased from 225% of salary to 300% of salary with the grant value based on the target salary of US$750,000

Following a review of the framework, the HRCC established a target compensation package for each of the Named Executive Officers as shown below. The base salary for the CEO and the CFO is currently above the established range in the preceding table due to the impact of foreign exchange resulting from the weakening of the U.S. dollar during much of the past year.

Target Compensation

Name	Base Salary	Cash Incentive		Equity Awards		Total Target Compensation
	$	%	$	%	$	$
S. DeFalco[1]	801,454	100	801,454	300	2,250,000	3,852,908
D. Prince	413,874	50	206,937	120	496,648	1,117,458
A. Boorn	365,183	50	182,591	120	438,219	985,993
K. Horton	345,000	50	172,500	120	414,000	931,500
S. West	348,628	50	174,314	120	418,353	941,294

[1] CEO Equity is calculated from the market benchmark salary of $750,000, not actual salary

Each year, the HRCC reviews the individual salaries of the Named Executive Officers as well as other senior management. Adjustments are made where necessary to reflect market competitiveness (with reference to the median of the peer groups), individual performance, responsibility and experience. The HRCC approved a small salary increase for each of the Named Executive Officers at the beginning of calendar 2008.

Performance Pay
Annual Incentive Plan

The annual incentive plan is a cash performance plan under which a payment is made to senior management following the end of the Company's fiscal year, based on the achievement of established financial goals and individual performance. The HRCC and the Board of Directors review Company and individual performance, and have final approval on the annual incentive to be paid to each executive. For fiscal 2008, payments under the annual incentive plan were based on financial performance at the business unit level for business unit executives, and at the enterprise-wide level for corporate executives.

Based on the pay-for-performance philosophy previously discussed, both business and individual performance impact the incentive payment. Actual financial performance relative to the Annual Plan as approved by the Board of Directors determines the base incentive earned for financial results. The base incentive is multiplied by an individual performance factor ranging from 0 to 125% to determine the final incentive payment. If the business does not achieve a minimum performance level, no incentive is paid. Annual target incentive awards are determined as a percentage of base salary. The target incentive as a percentage of salary is unchanged from 2007 for all named executives. The maximum incentive that can be paid to any executive is 200% of target incentive.

The incentive formula is set out below:

Target Payment %	x	Business Performance Factor 0 – 200%	X	Individual Performance Factor 0 – 125%	x	Eligible Earnings	=	AIP $ Payment

The business performance factor for 2008 is based on financial performance relative to non-GAAP operational metrics for EBITDA and working capital. The EBITDA targets are based on adjusted EBITDA as reported in our MD&A, however the EBITDA used in the annual incentive plan also excludes the costs or gains associated with the mid-term incentive program (MTIP), which is described in the equity plan section of executive compensation, and unrealized embedded derivative gains or losses. These two items are excluded as they may vary significantly based on MDS stock price and foreign exchange changes that are not necessarily related to operating performance in the year. Working capital performance is measured using working capital days which is calculated as an average of the sum of accounts receivable, unbilled revenue, inventories and prepaid expense, less accounts payable, accrued liabilities and deferred revenue adjusted for certain items, primarily those adjusted for in the calculation of EBITDA, divided by annualized revenue.

The business performance factor for 2008 was based on the achievement of days of working capital (25% weighting) and adjusted EBITDA (75% weighting). All internal business plan targets, including the operational metrics used in the annual incentive plan targets, are approved by the Board of Directors at the beginning of the fiscal year at a level which, if achieved, will help generate value to our shareholders. The Audit Committee reviews the performance of each line of business against their respective target at the end of the year, and following Audit Committee review, the HRCC then reviews those results as applied to the incentive calculation.

The HRCC determined the following business performance factors were earned in 2008:

	Business Performance Factor
Corporate	0.16
MDS Analytical Technologies	0.29
MDS Nordion	1.32
MDS Pharma Services	0

The 2008 EBITDA results were lower than 2008 plan targets in MDS Analytical Technologies and MDS Pharma Services primarily as a result of lower revenue in these businesses particularly in the latter part of the year due to the effect of the economic environment on these segments. The Corporate results, which include the EBITDA for the three businesses as well as corporate expenses, were also below target. These three business areas received a factor of zero in relation to the EBITDA component of the business performance factor. MDS Nordion 2008 EBITDA results were slightly ahead of target based on the achievement of its revenue plan. MDS Analytical Technologies, primarily due to lower inventory levels, and MDS Nordion both had working capital days that were better than target and as a result Corporate also earned a portion of the target. The business performance factors of 0.16 for Corporate and 0.29 for MDS Analytical Technologies were based solely on working capital performance. MDS Nordion's business performance factor of 1.32 was based on exceeding the target for both working capital and EBITDA. MDS Pharma Services earned no annual incentive bonus in 2008.

Based on the target compensation package established by the HRCC as discussed earlier, the AIP represents the following percentage of total target compensation:
- CEO – 20%
- Other named executives – 19%

In 2008, the HRCC assessed the overall performance of the Chief Executive Officer on the basis of his contribution as set out in the following chart.

2008 CEO Performance Goals and Results

Performance Category	Goals	Achievement Relative to Goal
Financial Results - The strategic goals and objectives required to foster, achieve and sustain long-term profitable growth and increased shareholder value.	▪ Meet specified profit adjusted (EBITDA) objectives. ▪ Meet specified working capital days objectives. ▪ Meet specified Cash EPS objective ▪ The financial performance of MDS compared to specific financial objectives and targets established at the beginning of each fiscal year.	▪ Adjusted EBITDA down 13% to prior year, down 21% to plan ▪ Working capital days 7% behind plan ▪ Cash EPS down 11% from prior year, down 25% from plan
Sales Force Development and Revenue Growth	▪ Sales force development and improved execution ▪ New product/service introductions ▪ Disciplined acquisitions/tight BOD alignment ▪ Meet specified revenue plan	▪ Hired two sales executives and improved execution ▪ Good rollout of capability at Pharma and 13 products introduced by Analytical Technologies ▪ Continued strong, well engaged and disciplined process ▪ Revenue achieved 91% of plan and 9% reported growth
Strengthen MDS Leadership Team and Business Processes	▪ Four core processes ▪ Middle management development ▪ Greater employee engagement ▪ Further QA regulatory function development, particularly in MDS Pharma Services	▪ Four core processes are more deeply embedded in culture; operations review more forward looking ▪ Launched leadership EDGE ▪ Implemented Pulse Survey ▪ Hired top level staff at MDS Pharma Services and MDS Analytical Technologies to improve quality and regulatory compliance

Sustained MDS Pharma Services Improvement	▪ Improved sales capabilities ▪ Strengthened operational process ▪ Team development ▪ IT investment to drive service innovation	▪ Rolled out new order management system and achieved record new business wins ▪ Increased savings from Lean Sigma and supply chain management ▪ Good upgrades across key roles; need more strength in finance and operations ▪ Launched Apollo and Clinquid systems

Given the unsatisfactory financial results, the HRCC and the Board spent a great deal of time discussing the CEO's performance against his 2008 objectives which were approved at the beginning of the fiscal year. It was agreed that a number of key strategic objectives had been achieved such as: maintaining supply for MDS Nordion and implementing a legal strategy to recover damages from Atomic Energy of Canada Limited; completing the integration of Molecular Devices into MDS Analytical Technologies; and, building a stronger sales team within MDS Pharma Services. On balance, the individual performance factor was assessed as one, which would have generated an annual incentive payment of $130,326. However, the CEO declared that it would be inappropriate for him to accept any annual incentive given the financial performance of the Company which the Board accepted and thus approved an Actual Award of $0.

For those executives who report directly to the CEO, the HRCC reviews and approves each executive's individual performance factor relative to business results and the individual's key accomplishments during the year. Messrs. Horton and West had an Individual Performance Factor of 1.25 which is an above target rating. Mr. Horton exceeded expectations in corporate development work, including both acquisition and divestiture activity. Mr. West's rating was reflective of the excellent performance of the Nordion business unit against all measures. After hearing recommendations from the CEO, the HRCC approved the incentive payable to the CEO's direct reports, based on the assessment of financial performance to plan and individual performance. The following table sets out the annual incentive plan parameters and the 2008 incentive earned for each of the Named Executive Officers.

Name	Target Payout (% of Salary)	Payout Range (% of salary)	Target Award ($)	Financial Results (0–2.0)	Individual Performance Factor (0–1.25)	Actual Award (% of Target)	Actual Award ($)
S. DeFalco	100	0-200	801,454	0.16	1	0	0
D. Prince	50	0-100	206,937	0.16	1	16	33,110
A. Boorn	50	0-100	182,591	0.29	1	29	52,951
K. Horton	50	0-100	172,500	0.16	1.25	20	34,500
S. West	50	0-100	174,314	1.32	1.25	165	287,618

Equity Plans

MDS's mid-term and long-term equity-based incentives for senior executives consist of Performance Share Units ("PSUs"), stock options and performance stock options. Grants under the Mid-Term Incentive Plan ("MTIP") are in the form of performance share units and grants under the Long-Term Incentive Plan ("LTIP") are in the form of stock options and performance stock options. The equity mix between the two plans varies by executive level and targets a higher percentage of performance elements at the senior levels where there is a stronger influence on results. The governing principles of the equity programs are set out below:

- Executives are granted equity in the form of mid-term (MTIP) and long-term (LTIP) for incentives on an annual basis.

- The weighting between MTIP and LTIP varies by work level with greater weighting on LTIP grants at the most senior levels.

- The CEO recommends and requests approval from the HRCC for equity (MTIP and LTIP) for grants to each of his direct reports, as well as for the aggregate equity pool to be granted to business unit and corporate employees.

- The equity grant for each executive is based on enterprise-wide business unit performance and individual performance, key skills and expected future contribution.



The following chart sets out the target equity incentive mix that was used in conjunction with the executive compensation architecture for 2008.

Role	Target Equity *(% of Salary)*	Target Equity Mix	Equity Type
CEO	300%	33% MTIP	Performance share units
		67% LTIP	Stock options
EVP	120%	60% MTIP	Performance share units
		40% LTIP	Stock options

The HRCC approved a revised target equity mix for the CEO in 2008 and it was applied to both the stock option grant and the performance share unit grant made in respect of 2008. The proportion of MTIP (performance share units) was decreased from 50% to 33% and the LTIP (stock options) was increased from 50% to 67%. Having determined that 300% of his US$750,000 targeted salary would be the appropriate LTIP compensation value for the CEO, the Committee decided that the company should provide additional focus in 2008 on increasing long-term shareholder value. The Committee accomplished this goal by increasing the weighting of his stock options from 50% to 67% of the total LTIP value.

Mid-Term Incentive Plan ("MTIP")

The MTIP provides grants to employees in the senior management group on an annual basis. This includes the named executives, based on the recommendation of the CEO, and subject to the approval of the HRCC. The objective of the grant is to focus executives on specific goals and objectives over a three-year time frame, to support and align with the Company's longer-term strategy. Grants under the MTIP are in the form of PSUs. The Company may satisfy plan obligations with cash-based payments or market shares if the MTIP targets are achieved within the required vesting period. The grant in reference to fiscal 2008 was made in December 2008. The PSUs vest at the end of three years following Audit Committee review and approval of year-end results.

The HRCC approved the use of Cash Earnings Per Share (EPS) for the MTIP target as it is a comprehensive metric that will drive shareholder value by focusing management on operating results, capital management and tax performance. Cash EPS is a non GAAP measure that is calculated as follows:

Reported GAAP *Financial Statements* → **EPS**

+/- Discounted Operations

Reported GAAP *Financial Statements* → **EPS from Continuing Operations**

+/- Adjusting Items

Reported Non-GAAP *MD&A* → **Adjusted EPS**

- Depreciation & Amortization *(after tax based on an adjusted tax rate)*

Cash EPS

The targets for Cash EPS are calculated using the historical average three-year EPS compound annual growth rates of the Company's life sciences comparator group. The "At Target" performance goal requires Cash EPS growth over three years in excess of the historical industry average growth rate. If the Company does not achieve a minimum performance level, no MTIP vesting will occur. The maximum MTIP vesting that can be earned is 200% of the granted units.

For the December 2008 grant, cash EPS attainment will be determined at the end of the third year based on fiscal 2011 performance. Payout will be in the form of cash or market shares. Following approval of the 2011 EPS results by the Audit Committee, the HRCC will approve the level of MTIP vesting based on performance achievement as set out in the chart set out below.

Performance Achievement (Cash EPS)	Vesting (% of Target)
Below threshold	0%
At threshold	50%
At target	100%
At maximum	200%

Based on the target compensation package established by the HRCC as discussed earlier, the MTIP grant represents the following percentage of total target compensation:

- CEO – 20%
- Other named executives – 27%

The number of PSUs granted to named executives is based on the target compensation framework with modification based on individual performance and results achieved over the year. After considering recommendations from the CEO, the HRCC approves the PSU grants for the CEO's direct reports and the total pool of PSUs for the remaining executives. The HRCC recommends and the Board approves the PSU grant for the CEO. Pursuant to its June 16, 2008 decision to provide target long-term incentive compensation to the CEO at the median of the global life sciences comparator group, the Committee in its December meeting awarded Mr. DeFalco 84,100 MTIP units. This amount represented the target MTIP award of 100% of his notional US salary of $750,000 divided by the 30-day average closing stock price as of December 1, 2008 on the NYSE of $8.92. Other named executives were also awarded grants at target.

The total number of performance share units awarded under the MTIP to all executives including the CEO at the December 2008 annual grant was 841,100 units.

The Company may also grant performance share units on an interim basis throughout the year for new hire or retention purposes.

Neither Mr. DeFalco nor any of the other Named Executive Officers received any cash payments in 2008 from the vesting of prior year equity grants. 50% of the PSUs granted on August 29, 2005 did not vest by October 31, 2008 and were forfeited on the same date. The performance condition required to vest these performance share units was the attainment of a share price of C$26.00 for 20 consecutive trading days prior to October 31, 2008. This share price was not achieved.

Long-Term Incentive Plan ("LTIP")

The MDS long-term incentive plan is intended to reinforce management's commitment to long-term improvement in growth, profitability and shareholder value. The plan consists of an annual award of stock options. Eligible participants include senior management and other designated employees. The Company satisfies its obligations under this plan through the issuance of shares from treasury. The value and number of stock options granted to an individual is based on Company performance and the talent management process. Stock options vest or become exercisable at a rate of one-third per year commencing on the first anniversary of the date of the grant and expire after seven years. The annual grant was made in June 2008 immediately following the talent review process with the Board. The exercise price for grants is the closing price of the shares on the Toronto Stock Exchange on the trading day prior to grant, but in no event less than the closing price on the day of the grant. Each business unit and corporate group has discretion to allocate options to eligible employees based on individual performance and potential, subject to final approval by the CEO. After hearing recommendations from the CEO, the HRCC approves the individual stock option grants for the CEO's direct reports and the total pool of options for the remaining employees. The HRCC recommends and the Board approves the stock option grant for the CEO.

The total number of stock options awarded under the LTIP plan to all eligible employees including the CEO at the June 2008 annual grant was 1,108,800.

The Company may also grant stock options on an interim basis throughout the year for new hire or retention purposes.

The following table summarizes the current Stock Option Plan with respect to options granted and options remaining in reserve for future grants as of October 31, 2008.

Plan Category	Common Shares to Be Issued upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options ($)	Common Shares Remaining Available for Future Issuance Under the MDS Inc. Stock Option Plan
Equity compensation plans approved by security holders	5,342,820	C$19.92, US$15.88	5,587,090
Equity compensation plans not approved by security holders	–	–	–
Total	5,342,820	C$19.92, US$15.88	5,587,090

In addition to the Stock Option Plan, the Company sponsors an employee share ownership plan under which employees can purchase MDS Common shares at the market price as traded on the Toronto Stock Exchange. Shares are purchased monthly on the last business day of each month. Employees can contribute 10% of their salary to an annual maximum contribution of $10,000 by payroll deduction. MDS will match up to 10% of their contribution to a maximum of $1,000.

Recoupment Policy

Recoupment provisions are in place under the Sarbanes-Oxley (SOx) legislation as well as in respect of contract provisions and the performance share unit grants. The objectives behind implementing clawback provisions in the plans are to either stop payments (severance) or require repayment of funds and cancel equity to support contract terms, as well as govern against intentional financial wrong doing. Recoupment may be applied in the following scenarios:

- SOx – Applicable to the CEO and CFO in the event of misconduct leading to a corporate financial restatement including both cash and equity incentive awards.

- Change In Control - In the event that an executive breaches any of the restrictive covenants contained in any non-competition and non-disclosure agreement that he/she executed with the Corporation, the Corporation will take whatever steps are required to recover the lump sum severance payment and equity payments. In addition, all outstanding stock options will be immediately cancelled.

- MTIP - In circumstances where the actions of the participant giving rise to Cause occurred prior to the vesting date, but were not discovered until after such date, the participant is required to re-pay to the Company an amount equal to payments previously made or the aggregate fair market value of shares.

- Executive Contracts (Termination) - In the event an executive breaches any of the restrictive covenants contained in the Employee Non-Competition, Non-Disclosure or Non-Solicitation terms, they will immediately forfeit all of the severance payment and outstanding options will be immediately cancelled.

In addition to the plan provisisions listed above, the HRCC has recently approved a more encompassing recoupment policy that will be put into effect in 2009.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 in local currency invested in Common shares of the Company on October 31, 2003 on the Toronto and New York stock exchanges, with the cumulative total return of the S&P/TSX Composite Index and the NYSE Composite Index for the five most recently completed fiscal years.   Dividends declared are assumed to be reinvested.

Executive payments were generally aligned to the trend on the following performance chart. As shareholders have felt the impact of reduced share prices in 2008, so too have the executives. As noted previously, Company performance in 2008 was below target for the annual incentive plan and for most business units, little or no payment was made in respect of this plan. The unvested portion of the MTIP performance unit grant made on August 29, 2005 expired and no payment was made in respect of this grant in 2008, nor did Company performance result in any partial vesting for the PSU grant made on October 31, 2006. All stock option grants currently have an exercise prices which exceeds the current stock price with the result that no value is currently available to the executives with stock options. In 2007, incentive payments were above target and partial vesting of performance share units occurred. Rewards to executives in 2007 were higher in alignment with increases to shareholder value on the NYSE.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among MDS Inc., The S&P/TSX Composite Index,
And The NYSE Composite Index



	Oct-03	Oct-04	Oct-05	Oct-06	Oct-07	Oct-08
MDS Inc. (TSX)	100.00	101.41	97.02	101.74	109.62	64.79
MDS Inc. (NYSE)	100.00	110.14	110.14	119.53	153.99	72.85
S&P/TSX Composite	100.00	116.13	138.34	168.32	204.39	140.31
NYSE Composite	100.00	114.68	130.17	157.10	188.61	113.67

MDS Inc. (TSX)   MDS Inc. (NYSE)

S&P/TSX Composite   NYSE Composite

* $100 invested on October 31, 2003 in stock or index-including reinvestment of dividends. Fiscal years ending October 31.

Loans

The Company has established a policy that prohibits the granting of any new loans to employees. There were no outstanding loans to Named Executive Officers or directors of the Company as at October 31, 2008.

Share Ownership

The Company encourages share ownership for all of its employees through its Employee Share Ownership Plan. In addition, the Company established share ownership guidelines in 2003 for the Chief Executive Officer and his direct reports. The objective of the share ownership guidelines is to encourage such executives who have direct or oversight responsibility for MDS's overall performance to accumulate a meaningful ownership stake in MDS Common shares, to foster an ownership culture and to align their long-term interests with those of other MDS shareholders. The minimum shareholding requirements of the Chief Executive Officer and his direct reports are 4.0 x base salary for the Chief Executive Officer and 2.0 x base salary for his direct reports.

For the purposes of these guidelines, units granted under mid-term incentive plans (e.g. restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs")) are considered to be the equivalent of Company shares. It should be noted there is a risk of forfeiture with performance share units which can impact the degree of notional ownership in any given year. The Chief Executive Officer and his direct reports are allowed a period of five years from the date of policy implementation, or the date of hire/promotion if later, in which to accumulate the required level of share ownership. The HRCC monitors the level of share ownership on an annual basis. The following table sets out the number of Common shares, PSUs, DSUs and RSUs held by the Chief Executive Officer and the Named Executive Officers, the total at-risk value of such holdings, share ownership guidelines and requirements for such officers and the target date for meeting such requirements.

Share Ownership in Respect of Fiscal Year-Ended October 31, 2008

Executive	Common Shares[1] (#)	PSUs/RSUs/ DSUs[2] (#)	Total Share Ownership[3] (#)	Total At-Risk Value of Share Ownership[4] ($000s)	Share Ownership Guideline	Share Ownership Requirement[5] ($000s)	Target Date Share Ownership to Be Met[6] (mm/dd/yy)
S. DeFalco	0	167,000	167,000	3,285	4 x	3,101	achieved
D. Prince	346	40,000	40,346	793	2 x	801	Almost achieved
A. Boorn	10,367	74,375	84,742	1,666	2 x	717	achieved
K. Horton	0	65,125	65,125	1,281	2 x	668	achieved
S. West	0	66,199	66,199	1,302	2 x	659	achieved

1   Includes shares acquired through Company programs such as DPSP, GRSP and ESOP.
2   PSUs are included at target achievement.
3   Includes sum of Common shares and PSUs / RSUs / DSUs.
4   Based on highest share price for the six-month period ending October 31, 2008 of C$20.20.
5   Based on three-year average salary as at October 31, 2008.
6   As at October 31, 2008, all of the Named Executive Officers except the Chief Financial Officer had achieved the required level of share ownership. The Chief Financial Officer is on track to meet the required level of share ownership.

Executive Compensation
Compensation of Named Executive Officers

The following *Summary Compensation Table* sets forth the compensation earned by the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company, for services rendered in all capacities during the three fiscal years ending October 31, 2008, where applicable. Specific aspects of this compensation are dealt with in further detail in the tables that follow.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary [1] ($)	Share-Based Awards[2] (#)	/($)	Option-Based Awards[3] (#)	/($)	Annual Incentive Plans[4] ($)	Pension Value[5] ($)	All Other Compensation[6] ($)	Total Compensation ($)
S. DeFalco *President & CEO*	2008	800,204	84,100	750,172	350,000	1,642,550	0	321,232	33,753	3,547,911
	2007	730,877	75,000	947,378	400,000	2,044,666	1,481,531	158,231	38,132	5,400,815
	2006	658,590	67,000	716,599	253,500	921,578	276,608	162,760	36,854	2,772,989
D. Prince *EVP, Finance & CFO*	2008	409,526	35,000	312,200	48,000	225,264	33,110	94,281	35,082	1,109,463
	2007	230,963	20,000	252,634	70,000	355,178	223,147	50,129	83,309	1,195,360
	2006	-	-	-	-	-	-	-	-	-
A. Boorn *President, MDS Analytical Technologies*	2008	363,559	30,000	267,600	42,000	197,106	52,951	102,371	35,512	1,019,100
	2007	331,632	20,000	252,634	35,000	183,458	330,305	69,806	36,340	1,204,174
	2006	314,660	20,000	213,910	30,000	109,063	155,770	48,772	33,230	875,403
K. Horton *EVP, Corporate Development & General Counsel*	2008	342,500	30,000	267,600	42,000	197,106	34,500	100,198	31,840	973,744
	2007	315,764	17,000	214,739	50,000	255,891	315,764	63,705	33,028	1,198,890
	2006	281,730	20,000	213,910	35,000	122,659	96,813	57,508	118,217	890,837
S. West *President, MDS Nordion*	2008	346,875	30,000	267,600	36,000	168,948	287,618	98,369	34,005	1,203,415
	2007	309,826	17,000	214,739	30,000	157,249	302,841	76,316	30,124	1,091,095
	2006	270,754	20,000	213,910	22,500	81,797	220,496	50,804	33,077	870,837

1   Base salary earned by the Named Executive Officers for the fiscal year.   Mr. Prince's 2007 value reflects his base salary pro-rated from his start date of March 12, 2007. Mr. Horton's 2006 value reflects his base salary pro-rated.

2   For grants awarded in respect of fiscal 2008, the dollar value is based on the number of units multiplied by a share price of $8.92, the planning price used by the HRCC. The accounting share price for expense purposes is $6.36 which represents the closing share price on December 5, 2008. In 2006 and 2007, the dollar value is based on the number of units multiplied by the closing share price at date of grant, multiplied by an expected value factor.

3   The options granted vest over a three-year period and expire after seven years. For grants awarded on June 17, 2008, the dollar value is based on the number of options multiplied by a share price of $18.05 and a Black Sholes factor of 26%. The accounting share price for expense purposes is $15.91, the options strike price, x 26%. The dollar value prior to 2008 is based on the number of options multiplied by the exercise price and a factor of 24.3% for the June 20, 2007 grant, 26.5% for the June 19, 2007 grant, 25.5% for the March 2007 hiring grant for Mr. Prince, and 25.7% for the December 2006 annual grant. For more details, see *Long-Term Incentive Plan.*

4   Amounts in this column represent payments made under the Annual Incentive Plan. The fiscal 2007 incentive paid to Mr. Prince was pro-rated based on his hire date of March 12, 2007.

5   The Company contributes 15% of the total annual cash compensation as retirement contribution. See *Pension Plans* for more details.

6   Other annual compensation consists of car allowance, financial planning and fitness membership paid during the fiscal year. In addition, for 2008 only, premiums are included for the differential of programs not provided to other employees (Life Insurance of 1x salary and Accidental Death and Disability).   Differentiated benefit programs include Short Term Disability, which does not incur a premium. No benefits were paid under this program in 2008.   For Mr. Prince, the 2007 value includes his one-time signing incentive of $50,000. For Mr. Horton, the 2006 value includes his one-time signing incentive of $100,000.

The following chart sets out the outstanding stock option (LTIP) and share unit (MTIP) grants previously awarded to the named executives. The current stock market price is less than all exercise prices, and consequently stock options do not have any current value as at October 31, 2008. Share based awards are valued based only on the face value of the grant on October 31, without any other valuation factor.

Outstanding Share-Based Awards and Option-Based Awards

Name	Option-Based Awards				Share-Based Awards		
	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options[1] ($)	Number of Shares or Units that have not Vested[2]	Market Payout Value of Share Awards not Vested at Target[1, 3] ($)	Market Payout of Share Awards not Vested at Minimum ($)
S. DeFalco							
2008 Incentive Awards	350,000	US$15.91	17-Jun-2015	0	84,100	750,172	0
2007 Incentive Awards	100,000	C$21.76	20-Jun-2014	0	75,000	798,000	0
2007 Incentive Awards	280,000	C$21.77	19-Jun-2014	0	-	-	-
2007 Incentive Awards	20,000	C$20.68	20-Dec-2013	0	67,000	821,446	0
2006 Incentive Awards	253,000	C$20.00	20-Dec-2012	0	20,000	245,208	0
2005 Incentive Awards	400,000	C$16.77	22-Apr-2012	0	-	-	-
D. Prince							
2008 Incentive Awards	48,000	US$15.91	17-Jun-2015	0	35,000	312,200	0
2007 Incentive Awards	70,000	C$21.90	12-Mar-2014	0	20,000	212,800	0
2007 Incentive Awards	-	-	-	-	20,000	245,208	0
2007 Incentive Awards	-	-	-	-	5,000	61,302	0
2007 Incentive Awards	-	-	-	-	20,000	245,208	0
A. Boorn							
2008 Incentive Awards	42,000	US$15.91	17-Jun-2015	0	30,000	267,600	0
2007 Incentive Awards	35,000	C$21.77	19-Jun-2014	0	20,000	212,800	0
2006 Incentive Awards	30,000	C$20.00	20-Dec-2012	-	20,000	245,208	0
2006 Incentive Awards	-	-	-	-	34,167	418,901	0
2005 Incentive Awards	20,000	C$17.75	22-Dec-2014	0	-	-	-
2004 Incentive Awards	20,000	C$19.65	10-Dec-2013	0	-	-	-
2003 Incentive Awards	20,000	C$21.71	19-Dec-2012	0	-	-	-
2002 Incentive Awards	17,500	C$18.90	20-Dec-2011	0	-	-	-
2001 Incentive Awards	11,500	C$22.00	22-Dec-2010	0	-	-	-
2000 Incentive Awards	8,760	C$13.95	9-Dec-2009	0	-	-	-
1999 Incentive Awards	4,240	C$14.43	11-Dec-2008	0	-	-	-
K. Horton							
2008 Incentive Awards	42,000	US$15.91	17-Jun-2015	0	30,000	267,600	0
2007 Incentive Awards	35,000	C$21.77	19-Jun-2014	0	17,000	180,880	0
2007 Incentive Awards	15,000	C$20.68	20-Dec-2013	0	20,000	245,208	0
2006 Incentive Awards	35,000	C$19.28	1-Dec-2012	0	22,500	275,859	0
S. West							
2008 Incentive Awards	36,000	US$15.91	17-Jun-2015	0	30,000	267,000	0
2007 Incentive Awards	30,000	C$21.77	19-Jun-2014	0	17,000	180,880	0
2006 Incentive Awards	22,500	C$20.00	20-Dec-2012	-	20,000	245,208	0
2006 Incentive Awards	-	-	-	0	29,167	357,599	0
2005 Incentive Awards	14,000	C$17.75	22-Dec-2014	-	-	-	-
2004 Incentive Awards	14,000	C$19.65	10-Dec-2013	0	-	-	-
2003 Incentive Awards	15,000	C$18.58	31-Mar-2013	0	-	-	-

[1] Calculation is based on a share price of $10.64 which is the closing price on October 31, 2008 on the New York Stock Exchange or C$12.59 on the Toronto Stock Exchange as applicable.

[2] These share units exclude Deferred Share Units (DSUs) payable only on termination of employment.

[3] Includes the award granted in December 2008 in respect of Fiscal 2008. The value is calculated based on a share price of $8.92, the planning price used by the HRCC.

Incentive Plan Awards Value Vested or Earned During the Year

The table below provides information on the incentive plan awards that vested during 2008. There is no value vested to report in the following table for stock options in 2008 as the strike prices are currently well above the market share price as of October 31. No share based awards vested in the year, as the performance target was not achieved.

Name	Option-Based Awards						Share-Based Awards		
	Grant Date	Number Granted	Exercise Price ($)	Number Vested	Price on Vesting Date ($)	Value Vested During the Year ($)	Number Granted	Number Vested/ Expired in Current Year	Value During the Year on Vesting ($)
S. DeFalco									
2008 Incentive Awards	17-Jun-08	350,000	US$15.91	0	-	0	-	-	-
2007 Incentive Awards	20-Jun-07	100,000	C$21.76	0	-	0	-	-	-
2007 Incentive Awards	19-Jun-07	280,000	C$21.77	93,333	C$16.09	0	-	-	-
2006 Incentive Awards	20-Dec-06	20,000	C$20.68	6,667	C$18.72	0	40,000	20,000	0
D. Prince									
2008 Incentive Awards	7-Jun-08	48,000	US$15.91	0	-	0	-	-	-
2007 Incentive Awards	12-Mar-07	70,000	C$21.76	23,333	C$16.75	0	-	-	-
2007 Incentive Awards			-	-	-	-	5,000	5,000	0
2007 Incentive Awards			-	-	-	-	20,000	20,000	0
A. Boorn									
2008 Incentive Awards	17-Jun-08	42,000	US$15.91	0	-	0	-	-	-
2007 Incentive Awards	19-Jun-07	35,000	C$21.77	11,667	C$16.09	0	-	-	-
2006 Incentive Awards			-	-	-	-	55,000	27,500	0
2006 Incentive Awards			-	-	-	-	13,334	6,667	0
K. Horton									
2008 Incentive Awards	17-Jun-08	42,000	US$15.91	0	-	0	-	-	-
2007 Incentive Awards	19-Jun-07	35,000	C$21.77	11,667	C$16.09	0	-	-	-
2006 Incentive Awards	20-Dec-06	15,000	C$20.68	5,000	C$18.72	-	45,000	22,500	0
S. West									
2008 Incentive Awards	17-Jun-08	36,000	US$15.91	0	-	0	-	-	-
2007 Incentive Awards	19-Jun-07	30,000	C$21.77	10,000	C$16.09	0	-	-	-
2006 Incentive Awards			-	-	-	-	45,000	22,500	0
2006 Incentive Awards			-	-	-	-	13,334	6,667	0

Pension Plans

Each of the Named Executive Officers participates in a company-paid defined contribution pension arrangement. For all named executives including the CEO, the Company contributes 15% of total cash compensation defined as salary plus previous year's incentive to a pension account.

For Messrs. DeFalco, Prince, Boorn and West, the maximum amount allowed by the Income Tax Act is contributed to a Canadian registered pension plan and the balance is paid either in the form of cash through bi-weekly pay deposits or in the form of DSUs, as elected by the executive. DSUs are paid out in cash at the time of termination of employment for any reason. The Canadian plan allows employees to choose how contributions are invested on their behalf from a range of investment options provided by a third-party fund manager.

Mr. Horton receives a contribution equal to 15% of his annual compensation. This is distributed across two retirement plan components: an amount is paid in the form of cash through bi-weekly pay deposits; and the balance is allocated to an unfunded Supplementary Retirement Plan. Once the IRS maximum is exceeded, an unfunded Top Hat notional account is maintained. Top Hat earnings or losses are tracked against two investment options, the S&P 500 and the former Lehman Bond Fund which has been renamed the Barclays Aggregate Capital Fund. These two investment options are equally weighted for all participants. The earnings or losses are tracked each month and credited to the Top Hat accrual. The Top Hat account is not paid out to the participant until six months after they have left MDS. Earnings and losses are tracked during those six months. The pay out is processed through payroll and is taxable.

2008 Retirement Plan Benefit Table (CANADA)

Name	Registered Plan Accumulated Value at Start of Year ($)	Compensatory Amount		Non-Compensatory Amount (Balance of Registered Plan Increase/ Decrease) ($)	Registered Plan Accumulated Value at Year End ($)	Total Accumulated Value + Excess Plan Contributions at Year End ($)
		2008 Registered Plan Contribution ($)	Cash Payment in excess of Registered Plan ($)			
S. DeFalco	56,064	20,450	300,782	-14,675	61,839	362,621
D. Prince	19,473	20,450	73,831	-9,282	30,641	104,472
A. Boorn	190,822	20,450	81,921	-64,774	146,498	228,419
S. West	100,087	20,450	77,919	-22,361	98,177	176,096

2008 Retirement Plan Benefit Table (U.S.)

Name	Accumulated Value at Start of Year ($)	Compensatory Amount		Non-Compensatory Amount (Balance of Account Increase/ Decrease ($)	Total Accumulated Value + Excess Plan Contributions at Year End ($)
		2008 401(k) Plan Contribution ($)	2008 U.S. Top Hat Plan Contribution ($)		
K. Horton	18,410	34,369	65,829	-12,675	105,933

Employment Contracts and Termination of Employment

Employment contracts are currently in place for the CEO and each of the Named Executive Officers. The contracts set out the principal terms of the employment relationship with the Company, including the individual's overall role; the expectations of the Company around business practices including confidentiality, ethical behaviour and conflict of interest; and financial terms. In addition, the contracts detail the severance payments that will be provided on termination of employment and the consequent obligations of non-competition and non-solicitation.

Change in Control

The change in control policy provides benefits to the participating executives only in the event that the executive is terminated without cause or terminates for good reason within 24 months following a change of control. The key policy parameters reflect market competitive practice and are set out below:

- Participation under the policy has been expanded to include the Chief Executive Officer, the Chief Executive Officer's direct reports, and senior leaders in each of the businesses and at corporate headquarters who have either senior leadership roles or strategic responsibilities.

- If an executive is terminated without cause or terminates for good reason within 24 months following a change of control, all PSUs held by such executive under the Company's Mid-Term Incentive Plan will be vested at target performance and such equity will be paid out in accordance with the terms and conditions of the MTIP. Stock options will accelerate and immediately vest. The executive will be eligible to exercise the options up to 12 months from the date of termination.

The following chart sets out the Change in Control covered compensation multiples:

Executive	Annual Covered Compensation Multiple
CEO	3x
CEO Direct Reports	1x increasing to 2x at the second anniversary of reporting to the CEO

For the purpose of Change in Control and termination without cause, covered compensation used in the severance calculation is defined as the Executive's annual salary plus three-year average annual incentive plus annual car allowance plus annual retirement benefit during the most recent calendar year. If the executive has been employed for at least three months of the current fiscal year, the most recent three-year average annual incentive is paid in addition to the compensation multiple. The following table sets out the payments that would have been made to the Named Executive Officers in the event that such executive was terminated without cause or terminated for good reason on October 31, 2008 within 24 months following the change in control.

Name	Change in Control					
	Triggering Event (Voluntary Involuntary Termination)	Severance Multiple	Cash Portion[1] ($000s)	Value of Exercisable Vested LTIP[2] ($000s)	Other Benefits	Total[3] ($000s)
S. DeFalco	Involuntary	3x	$6,775	$2,082	$0	$8,857
D. Prince	Involuntary	1x	$1,013	$764	$0	$1,777
A. Boorn	Involuntary	2x	$1,613	$1,357	$0	$2,970
K. Horton	Involuntary	2x	$1,608	$1,096	$0	$2,703
S. West	Involuntary	2x	$1,678	$1,187	$0	$2,865

[1] Cash severance is based on a multiple of cash compensation, which is defined as the sum of base salary, three-year average bonus, annual contribution to retirement program, and the annual car allowance as at October 31, 2008 plus the 3 year average incentive.

[2] LTIP values include PSUs at target payout and DSUs paid out at $9.68 or C$12.07 per share based on the five-day average share price at October 31, 2008. $0 stock option payout is assumed as all options are well above the stock market price at October 31, 2008.

[3] Total value for termination following a change in control includes the cash portion plus the LTIP value. A tax gross up may also be payable to Mr. DeFalco and Mr. Horton under the terms of their employment contracts in respect of the US Internal Revenue Code Section 280(G).

Employment Termination Scenarios

The "Employment Termination Scenarios" table below illustrates the cash severance payment that would have been payable to each of the Named Executive Officers in the event of termination by the Company as of October 31, 2008 without cause or termination for good reason. In addition to the cash payment, each Named Executive Officer would have been provided with continued vesting and exercise privileges of their stock options for a period of 12 months following the termination of employment.

Per the terms of the executive contracts, all amounts in termination scenarios are paid as a lump sum following termination. In addition a 12-month extension for stock option vesting and exercise, 12 months medical and dental coverage and outplacement services are provided. No value has been attributed to these conditions in the table below.

Name	Resignation (Voluntary)[1] ($000s)	Termination with Cause (Constructive)[1] ($000s)	Termination without Cause (Involuntary)[2] ($000s)	Retirement[3] ($000s)
S. DeFalco	$262	$262	$7,036	$390
D. Prince	$0	$0	$1,013	$33
A. Boorn	$363	$363	$1,977	$416
K. Horton	$298	$298	$1,863	$331
S. West	$310	$310	$1,988	$596

[1] Payments include DSUs paid out at C$12.07 based on the five-day average share price at October 31, 2008.

[2] This value includes the Cash Portion severance plus in-year bonus plus DSU payout based on the five-day average share price at October 31, 2008.

[3] This value includes payment of in-year bonus and DSUs paid out based on the five-day average share price at October 31, 2008.

Conclusion

MDS believes the executive compensation programs result in total compensation awards that are reasonable and market competitive, are directly linked to performance and align the interests of our executives with shareholders.

Section 4: Corporate Governance Policies and Practices

Strong, effective corporate governance is a necessary foundation to high performance and to shareholder confidence and has been and remains a key commitment at MDS.

Board effectiveness is a combination of membership, commitment and structure and individual director effectiveness is a combination of competence, behaviour and independence. In developing and maintaining MDS's Corporate Governance Guidelines and Practices, the Board and the Corporate Governance & Nominating Committee ("CGNC") carefully consider all of these criteria.

The Company's Corporate Governance Guidelines and Practices adopted by the Board in 2004, reviewed annually and most recently amended in 2008, may be found on the Company website at www.mdsinc.com in the *Corporate Governance* section, under *Guidelines & Practices.*

Changes in 2008

The CGNC's mandate includes both governance and nomination process. In 2008, the Board established a maximum term limit of 15 years for members of the Board. In addition, term limits for the Chair of the Board and chairs of the standing committees were set at five years, plus at the option of the Board up to an additional five years. In addition, the Committee continued to review and discuss on a regular basis such matters as the director nomination process, more effective shareholder communication and other potential improvements to the Company's existing practices.

During the year, the Company appointed two new directors, Bill Dempsey and Greg Spivy, set out earlier in the Circular, who bring added and relevant experience to the Board.

Regulators and Good Governance Organizations

As a company listed on both the Toronto and New York stock exchanges, MDS is subject to various Canadian and U.S. legislation, rules, regulations and standards related to governance practices. In addition, organizations such as the Canadian Coalition for Good Governance ("CCGG"), Institutional Shareholder Services ("ISS"), other similar organizations and a number of institutional shareholders publish what they consider to be best practices in corporate governance. The Company, through the CGNC, reviews, on a regular basis, legislative and regulatory requirements as well as the best practice recommendations of these organizations and shareholders in establishing governance practices which it believes will best serve the Company and its shareholders. Schedule C to this Circular outlines MDS's governance practices in relation to the requirement of National Instrument 58-101 Disclosure of Governance Practices adopted by the Canadian Securities Administrators. The governance practices

in Canada are fundamentally similar to overall U.S. legislative or regulatory governance practices.

Set out below are certain key governance practices that are, in the Company's view, essential in creating a board and committees that can function independently and effectively and add significant value to the Company.

Board Membership, Independence and Alignment

The Company believes that a strong and independent board with a variety of relevant skill sets is fundamental to assisting the Company in developing and assisting the Company to meet its strategic objectives. All directors, other than the Chief Executive Officer, are independent, their sole relationship with the Company being as members of the Board, committees or advisory boards and as shareholders.

Brief biographies of the directors setting out both their experience and areas of expertise and listing their affiliations and directorships are included earlier in this Circular and in the Annual Report. The biographies describe the collective breadth, scope and diversity of the Board, which is essential to the Company and its global operations and evolving needs.

The CGNC reviews board composition on a regular basis, has established criteria and an evergreen list of potential board nominees is maintained by the Company based upon such needs. The CGNC utilizes both internal and external resources to populate the list of potential board nominees.

Chair

Jim MacDonald, Non-Executive Chair of the Board, meets all applicable independence standards. Mr. MacDonald reports to the Board of Directors and to the shareholders. As Board Chair, he is charged with the responsibility of leading the Board and organizing it to function in partnership with, but independently of, management in order to facilitate the achievement of the goals of the Company, including sustaining growth and maximizing shareholder value. Mr. MacDonald is also charged with providing appropriate oversight of the management of the ongoing business and affairs of MDS, and fostering and supporting ethical and responsible decision making.

His general duties include taking a leadership role in setting the tone and culture for effective and transparent dialogue and decision making at the Board, as well as working with the Chair of the CGNC and the Chief Executive Officer to develop a board composition that reflects the quality, skills and competencies needed to meet the needs of the Company and its stakeholders. The Chair's specific goals and objectives are established and approved annually by the Board on the recommendation of the

CGNC. The goals and objectives are discussed and monitored regularly during the year and evaluated at year-end as part of the Chair's annual assessment. Mr. MacDonald holds non-executive sessions of the Board at the end of each regularly scheduled Board meeting, and at other times as required.

Director Ownership Requirement

All independent directors have an equity interest in the Company through ownership of shares and/or deferred share units. The Board has established guidelines providing for each independent director to own shares or DSUs in the Company with a value of not less than 5.0 x his/her annual retainer. Directors are given three years to accumulate such ownership position. To the extent the annual retainer is increased from time to time, directors are given three years from the date of such increase to accumulate any additional share ownership required in respect of such increase. As at October 31, 2008, six of the nine independent director nominees owned shares and/or DSUs in the Company which exceed the established guidelines. Bill Anderson, who joined the Board in 2007 and Bill Dempsey and Greg Spivy, who joined in 2008, are on track to meet such guidelines.

In addition and as further evidence of alignment with shareholders, as of the date of this Circular, seven of the nine independent director nominees, including the Chair, are receiving all of their compensation in DSUs. Non-executive directors are not entitled to participate in the Company's stock option plan.

Board Orientation and Continuing Education

In order to improve new directors' understanding of the businesses and more effectively utilize their capability in respect of the businesses, they are introduced to the various businesses of the Company through a comprehensive initial orientation program, including meetings with the senior executives at both corporate and operating levels, review of strategic and business plans, and site visits of the principal business operations. In addition, from a continuing education perspective, the Board holds meetings at various operating offices during the year, at which the local management reviews with the Board its strategies, business plans, opportunities and risks, and the Board has the opportunity of meeting and interacting with a broader range of the Company's employees. The Board regularly receives relevant articles, reports and other papers regarding the global life sciences market and the Company's particular businesses, strategy and governance, as well as periodic presentations, from outside consultants and specialists, related to industry trends, markets and the Company's position and opportunities in such markets. In addition, each director is entitled to attend one educational seminar or program, relevant to their duties, of his or her choice at the cost of the Company. Also see *Meetings and Strategic Planning* and *Risk Management*.

Board and Committee Evaluation

The Company has established a comprehensive program to evaluate both governance practices and Board and committee effectiveness. Questionnaires are circulated to all Board and committee members. The Company has developed two questionnaires which are used in alternate years. One questionnaire is very detailed in nature and the other broader seeking higher level comment and discussion. The detailed questionnaire seeks to rate performance in such areas as quality and content of information (such as financial, industry, risk, competition), communication (such as strategy and stakeholder issues or concerns) and dialogue (the right issues, the right amount of time), as well as Board and committee structure, participation and contribution. The questionnaires seek guidance, input and recommendations from each Board member as to any practices which would enhance both Board and individual director effectiveness. The broader questionnaire focuses on matters such as Board engagement in strategic and business plans, effectiveness of the Company's Enterprise Risk Management process, the objectives of the Chief Executive Officer and senior management, sufficiency of internal controls and access to management and other third party consultants. The Chair of the Board and the Chair of the CGNC also meet annually with individual directors to review their performance and to discuss in more detail any issues or suggestions to improve their and the Board's effectiveness. The Chair of the Board and the Chair of the CGNC utilize both the responses to the questionnaires and the one-on-one meetings with Board members to prepare a detailed summary of the key areas requiring improvement and suggestions of how to improve governance practices and Board effectiveness. Board recommendations become an accountability of senior management, and regular monitoring and progress reports are provided to the CGNC and reported to the Board by the Chair of the CGNC. The CGNC also evaluates committee effectiveness and the chair of each committee on an annual basis. Finally, the CGNC also reviews the evaluation process annually so that it remains robust and relevant.

Term and Tenure

Given the size and global nature of the Company and the speed of change in the industry, the CGNC has established guidelines on both term and normal retirement age of directors. Subject to both annual performance review and election by the shareholders, Board members should anticipate serving for an initial period of three years. Tenure is based upon a member's continuing performance, the ongoing needs of the Company, and annual election by the shareholders but may not exceed 15 years as discussed earlier. The normal retirement age for Board members is 70; however, in unique circumstances the Committee has discretion to invite a member to continue on the Board beyond the normal retirement age.

Director Independence

It is the objective of the Board that all non-employee directors meet the criteria for independence required by all applicable regulatory bodies and relevant stock exchanges. Only those directors who the Board affirmatively determines have no material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company) and who meet the additional qualifications prescribed under the New York Stock Exchange rules and other applicable regulatory and/or statutory requirements will be considered independent. In addition, the Company's Corporate Governance Guidelines require that members of the Audit Committee also satisfy applicable regulatory and/or statutory independence requirements for members of audit committees including Ontario Securities Commission National Policy 58-201 and the Sarbanes-Oxley Act of 2002.

Each Board and Audit Committee member is required to complete an independence questionnaire and update such questionnaire if circumstances change during the year. Attached as Schedule C are the standards a director is required to meet in order to be considered independent.

Based upon the information provided by the directors in such questionnaires, the Board has determined that all of the directors other than Mr. DeFalco are independent under all of the requisite regulatory and statutory criteria.

Meetings and Strategic Planning

The Board continued to meet actively in fiscal 2008. There were 11 Board meetings, four by way of teleconference.

The Company annually holds a two-day off-site meeting, involving the Board and senior management, devoted to the development and approval of the Company's strategic plan, and a one-day meeting devoted strictly to the Company's annual business plan. The Board is actively involved on an ongoing basis in reviewing progress on such plans as well as reviewing and approving strategic investments. The Board is updated regularly throughout the year on progress against plan as well as on issues which might affect plan performance.

Risk Management

The Board plays a significant oversight role in risk management principally through the Audit, Human Resources & Compensation, and Environment, Health & Safety committees. In addition, the Board established an ad hoc Enterprise Risk Management Committee comprised of the Chair of the Board and the chairs of each standing committee which reviews and reports to the Board on an annual basis the effectiveness of the Company's Enterprise Risk Management Program. Risk is currently identified and managed at the corporate and business unit levels. The Board is provided with a summary of key strategic compliance, operational and financial risks at a business unit and enterprise level on a quarterly basis. The summary outlines the risk category, a description of the risk, the level of risk, the trend of key risks versus the prior quarter, mitigation strategies, status and responsibility. Each risk is supported by a more detailed action plan. Monitoring key risks is also part of the regular operating review process conducted by senior management of the business units and corporate. The Company has also established a Risk Council comprised of senior leaders from both the business units and corporate. The Council members act as key liaisons with their respective business units or corporate functional area with respect to assessment and follow-up of key risks, status and action plans. The senior management team annually reviews the Enterprise Risk Management process and the key risks. In addition, input from both Board members and outside professionals is sought on ways to improve the program.

Shareholder Communications

MDS has an established Disclosure Policy and a Disclosure Committee. Members of the Committee include the Executive Vice-President, Finance & Chief Financial Officer; Senior Vice-President, Communications; Senior Vice-President, Finance & Chief Accounting Officer; General Counsel, Vice-President, Financial Planning and Analysis; Senior Director, Investor Relations and the Corporate Secretary or their respective designate. The President and Chief Executive Officer is an ex-officio member. The principal objective of the Disclosure Policy is to have a clear and effective process to provide timely, accurate, consistent and non-selective disclosure of material information to all of the Company's stakeholders. The Committee or designated members review and where appropriate approve all material external communications, including press releases.

In addition, the Board and/or the Audit Committee review and/or approve this Circular and the Annual Information Form, as well as interim and annual financial reports, management's discussion and analyses and corresponding press releases. The Chief Executive Officer, Chief Financial Officer, Senior Vice-President, Communications, and other representatives of the Company hold quarterly conference calls with buy- and sell-side analysts and business media and once a year hold an investor relations conference for investors and analysts. All shareholders have the ability to participate through a live audio webcast. These conference calls and investor conference presentations are also made available for a reasonable period in archived format on the MDS website.

MDS's Investor Relations group provides regular information on MDS activities to the media, analysts, investors and other interested parties by organizing meetings, presentations and press releases and by maintaining the Company's website. In this manner, MDS is able not only to communicate developments on a timely basis to its stakeholders, but also to receive and respond to concerns or recommendations.

Current stock prices, financial reports, recent press releases and annual reports are accessible on the MDS website at www.mdsinc.com or at MDS Shareholder Communication Service at 1-888-MDS-7222 or 416-675-7661.

Further information on the Company can also be found at www.sedar.com and www.sec.gov. In addition, shareholders can contact the Company's transfer agent in Canada, CIBC Mellon, by calling the answerline at 1-800-387-0825.

The Board's Duties and Responsibilities

Under its governing statute, the *Canada Business Corporations Act*, the Board has the statutory duty to manage or supervise the management of the business and affairs of the Company. In carrying out such duties, each director is required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors are also given the right to delegate certain of their duties and responsibilities to committees of the Board. Directors are required to approve the Company's Global Business Practice Standards and confirm annually that they will abide by such standards in carrying out their duties. As part of those standards, directors are required to disclose the nature and extent of any personal interest in any material contract or transaction made or proposed by the Company.

The principal duties and responsibilities which have been retained by the Board and not delegated to a committee include contributing to the formulation and approval of strategic plans; approving the annual financial statements of the Company; obtaining reasonable assurance as to the adequacy of the internal controls and management systems; approving all significant Company transactions; appointing the Chair, Chief Executive Officer and direct reports and planning for their succession on the recommendation of the Human Resources & Compensation Committee; overseeing the identification of the principal risks and the implementation of appropriate processes and systems to manage such risks; and reviewing and approving key policies developed by management around ethical conduct, compliance, and practices. A complete description of the Board's mandate, which is reviewed annually, is set out on the Company's website at www.mdsinc.com, under *Corporate Governance, Board and Committee Charters*.

The Committees

The Board does not have an executive committee but has created, and delegated some of its duties to, four standing committees of the Board: the Audit Committee; the Human Resources & Compensation Committee; the Corporate Governance & Nominating Committee; and, the Environment, Health & Safety Committee. Each of the committees has a written charter, which sets out its principal duties and responsibilities, all of which are reviewed annually. A complete description of the charter of each of the committees is set out on the Company's website at www.mdsinc.com, under *Corporate Governance, Board and Committee Charters*.

All standing committees are comprised entirely of independent directors. In the case of the Audit Committee, the Board determined on October 21, 2008 that all of its members qualify as financially literate and that three members, Bob Luba, Bill Anderson and Kathleen O'Neill, qualify as audit committee financial experts as currently defined under applicable regulatory standards. Kathleen O'Neill will not be standing for re-election at the Meeting.

The Board's determination that certain members qualify as audit committee financial experts does not impose greater duties, obligations or liabilities on such members, nor does it affect the duties, obligations or liabilities of other members of the Audit Committee or the Board.

The composition of each standing committee is reviewed annually and, where appropriate, changes are made to obtain fresh ideas while preserving continuity of experience and knowledge. In 2008, Bill Anderson replaced Bob Luba as Audit Chair.

The composition and qualifications of the Audit Committee members are disclosed in the Annual Information Form, which can be found on the Company's website or at www.sedar.com, or in Form 40-F which can be found at www.sec.gov.

In addition to the standing committees, the Board appoints from time to time ad hoc committees of the Board to carry out specific projects. Depending upon the time commitment, directors are provided additional compensation in the form of DSUs for acting on such ad hoc committee.

Trading in Company Securities

The Company has established blackout periods during which securities of the Company cannot be traded by insiders of the Company, including directors and senior officers. There are no separate blackout periods related to non-insider participants of the Company's equity compensation plans. In addition, from time to time when the Company is engaged in material undisclosed activities, it may formally impose additional blackout periods on employees who are involved in or have knowledge of such transactions. These blackout periods apply to all securities whether held directly or in any equity compensation plan.

The Company's Insider Trading Policy was amended in 2007 to require insiders to notify the office of the General Counsel prior to any trading in the Company's securities, and to strictly prohibit the trading in derivative securities of the Company at any time.

Under the *Ontario Securities Act*, directors and certain senior officers of the Company are required to report any trading in securities of the Company within 10 days of completing any trade.

Equity Compensation Plans

The Company's Stock Option Plan is available to all employees and other persons providing services to the Company on an ongoing basis; it provides for the grant to participants of options to purchase a specified number of shares at an exercise price defined in the plan.

The Company's Employee Share Purchase Plan, available to all employees, provides for purchase of shares of the Company on the open market and has been approved by the Board and the Toronto Stock Exchange.

No other compensation plans currently provide for the issuance or purchase of Company shares.

Business Conduct and Ethics

The Company's business conduct and ethics are embodied in its core values of mutual trust, genuine concern and respect for people, integrity and commitment to excellence. At MDS, ethical behaviour is the responsibility of everyone, not simply of senior officers. The Company has established policies governing such areas as employment practices, business practices, personal conduct and conflicts of interest. These policies have been consolidated into Global Business Practice Standards, which were first introduced in 2004. The Standards are reviewed on a regular basis and amended as required. The Standards apply to all employees as well as the Board of Directors. On joining the Company each employee or director is required to review and commit to the Standards by signing a pledge or completing required training. Annual re-enforcement of the Standards is effected in a variety of ways including on-line testing, renewal of the pledge or completing required training. The Standards also encourage employees to seek advice on or report concerns about breaches or potential breaches of the Standards without fear of retribution. The Standards include a number of available resources for employees and others, including a fully outsourced Integrity Alert line for those wishing anonymity.

In addition, employees are able to reach out with questions or concerns to the Chief Executive Officer and our business unit leaders through internal web-based sites. Moreover, the Company has a separate Financial Code of Ethics, which applies to the Chief Executive Officer, Chief Financial Officer and all members of the financial management of the Company and its affiliates. The Financial Code of Ethics complements the Standards by addressing issues of particular importance and concern to employees involved in the finance function.

Our Global Business Practice Standards are available in the *Corporate Governance* section of our website at www.mdsinc.com under *Global Business Practices*. The Standards are also available to shareholders on request from the Corporate Secretary, MDS Inc., 2700 Matheson Boulevard East, Suite 300, West Tower, Mississauga, Ontario, L4W 4V9, or by e-mail to the Corporate Secretary at peter.brent@mdsinc.com.

Nominating Committee Process

The Company's current governance guidelines and practices address a number of the disclosure rules including the requirement for a nominating committee, a nominating committee charter, and confirmation as to the independence of the committee's members under applicable listing standards.

In considering nominees for the Board, the Corporate Governance & Nominating Committee reviews the composition of the Board on a regular basis, taking into account a number of factors, including the evolving needs of the Company, the breadth and depth of experience of the Board members, as well as retirement age, diversity, fit and other factors. Currently such experience includes global operations, financial, strategy, capital markets, technology, life sciences, scientific, medical, sales and marketing, government, governance and human resources. Potential nominees for the Board currently come from a number of sources including recommendations by existing independent Board members, senior management and outside search firms.

All proposed candidates are reviewed by a number of members of the Board, including the Chair of the Board, the Chair of the CGNC, other Board members, the Chief Executive Officer and certain other members of the senior management team, as well as outside consultants. A final decision as to whether a candidate will be proposed to the shareholders as a nominee is made by the Board.

In addition, under the provisions of the *Canada Business Corporations Act*, shareholders who represent in the aggregate 5% or more of the Company's shares, have held the shares for at least six months, and wish to nominate an individual for election to the Board are entitled to do so by way of a shareholder proposal. Such proposal must be received by the Company at least 90 days before the anniversary date of this Notice, namely by October 9, 2009. Finally, shareholders have the right to make nominations from the floor at the Annual Meeting. The Company believes that the current statutory rights provided to the shareholders adequately address the rights of shareholders to nominate directors.

Shareholder Communications with the Board

The Board has approved a policy by which shareholders and other interested parties may communicate directly with the Board or the independent directors. All communications should be in writing and should be directed to the Company's Chair or Corporate Secretary at MDS Inc., 2700 Matheson Boulevard East, Suite 300, West Tower, Mississauga, Ontario, L4W 4V9, or by e-mail to peter.brent@mdsinc.com. The sender should indicate in the address whether it is intended for the entire Board, the independent directors as a group, or an individual director. Each communication intended for the Board or independent directors received by the Chair or Corporate Secretary will be forwarded to the intended recipients subject to compliance with instructions from the Board in effect from time to time concerning the treatment of inappropriate communications.

Overall Approach

The Board and senior management believe that the Company's current governance practices are appropriate and comply in all material respects with all requisite regulatory and statutory requirements, including Ontario Securities Commission National Policy 58-201, the corporate governances rules of the New York Stock Exchange and the applicable Canadian or U.S. corporate and securities rules and regulations, including the provisions of the *Canada Business Corporations Act* and the U.S. Sarbanes-Oxley Act. In addition, where considered appropriate, the Company has considered and adopted the recommended best practices of CCGG, ISS and similar organizations. To the extent there are differences between the Canadian and U.S. governance requirements (and the U.S. requirements so allow), the Company has generally decided to follow the Canadian requirements. None of such differences are, however, in the Company's view, material.

Approval by Directors

The contents and sending of this Circular have been approved by the Board of Directors of the Company.



Peter E. Brent

Senior Vice-President, Legal
and Corporate Secretary

January 7, 2009

Schedule A: Resolution Regarding 2009 Rights Plan

RESOLVED THAT

(1)   the Shareholder Rights Plan of the Company be continued, and the Amended and Restated Shareholder Rights Plan Agreement dated as of March 12, 2009 between the Company and CIBC Mellon Trust Company as rights agent (the "2009 Plan") which amends and restates the Amended and Restated Shareholder Rights Plan Agreement dated as of March 9, 2006 between the Company and CIBC Mellon Trust Company as rights agent, which continues the Rights issued under the predecessor shareholder protection rights plans of the Company that are outstanding at the Record Time (as defined in the 2009 Rights Plan) on the terms set out in the 2009 Rights Plan and continues the issuance of the Rights thereafter until the termination or expiration of the 2009 Rights Plan, be and is hereby ratified, confirmed and approved; and

(2)   any director or officer of the Company is authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions.

Schedule B: Summary of the Terms and Conditions of the 2009 Rights Plan

The following is a summary of the terms and conditions of the 2009 Rights Plan. The summary is qualified in its entirety by, and is subject to, the full text of the Amended and Restated Shareholder Rights Plan Agreement to be dated as of March 12, 2009 between MDS Inc. and CIBC Mellon Trust Company, a copy of which is available on request from the Secretary of the Company as described in this Circular. All capitalized terms where used in this summary without definition have the meanings attributed to them in the 2009 Rights Plan.

Issuance of Rights

Under the 2009 Rights Plan, the Rights granted under the predecessor shareholder protection rights plans of the Company dated March 3, 2000, March 6, 2003 and March 9, 2006 respectively, and which are outstanding at the Record Time of 8:30 a.m. (Toronto time) on March 12, 2009, are reconfirmed on the terms set out in the 2009 Rights Plan and the Company reconfirms its authorization to continue the issuance of Rights for each "Voting Share" (which includes the Common shares and any other shares in or interests of the Company entitled to vote generally in the election of directors) issued thereafter and prior to the Separation Time (as defined below), subject to the earlier termination or expiration of the Rights as set out in the 2009 Rights Plan.

Exercise Price

Until the Separation Time, the exercise price ("Exercise Price") of each Right is three times the market price, from time to time, of the Voting Shares. From and after the Separation Time, the Exercise Price is three times the market price, as at the Separation Time, per Voting Share. The Exercise Price is subject to adjustment as set out in the 2009 Rights Plan.

Term

The 2009 Rights Plan will take effect at the time that the Meeting terminates (the "Effective Date"), and will expire at the close of business on the date upon which the annual meeting of shareholders to be held in 2012 terminates, subject to earlier termination or expiration of the Rights as set out in the 2009 Rights Plan.

Trading of Rights

Until the Separation Time, the Rights will be evidenced by the certificates representing the associated Voting Shares and will be transferable only together with the associated Voting Shares. After the Separation Time, separate certificates evidencing the Rights will be mailed to holders of record of Voting Shares (other than an Acquiring Person (as defined below), or an Affiliate (as defined below) or Associate (as defined below) of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person (or a transferee of any such person) as of the Separation Time and such separate Rights certificates alone will evidence the Rights.

The Rights will be listed on the Toronto Stock Exchange and the New York Stock Exchange, subject to the Company complying with the requirements of each exchange.

Separation Time

The Rights are not exercisable and do not trade separately from their associated Voting Shares until the "Separation Time". The "Separation Time" is the close of business on the tenth trading day after the earliest of (i) the Stock Acquisition Date, which is the first date of public announcement of facts indicating that a person has become an Acquiring Person; (ii) the date of the commencement of, or first public announcement of the current intention of any person (other than the Company or any subsidiary of the Company) to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid, each as defined below); and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be one. The Separation Time can also be such later date as may from time to time be determined by the Board.

Acquiring Person

An "Acquiring Person" is a person who is the Beneficial Owner (as defined below) of 20% or more of the outstanding Voting Shares. Excluded from the definition of Acquiring Person are the Company and its subsidiaries and any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of a Voting Share Reduction, a Pro Rata Acquisition, a Permitted Bid Acquisition, an Exempt Acquisition or a Convertible Security Acquisition. In general:

(1) a "Voting Share Reduction" means an acquisition or a redemption by the Company of Voting Shares and/or Convertible Securities which, by reducing the number of Voting Shares and/or Convertible Securities outstanding, increases the percentage of Voting Shares Beneficially Owned by any person;

(2) a "Pro Rata Acquisition" means an acquisition by a person of Voting Shares and/or Convertible Securities as a result of a stock dividend, a stock split or a rights offering issued on the same pro rata basis to all the holders of Voting Shares and/or Convertible Securities of the same class or series; provided that such person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares and/or Convertible Securities than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such acquisition;

(3) a "Permitted Bid Acquisition" means an acquisition by a person of Voting Shares and/or Convertible Securities made pursuant to a Permitted Bid or a Competing Permitted Bid;

(4) an "Exempt Acquisition" means an acquisition by a person of Voting Shares and/or Convertible Securities: (i) in respect of which the Board has waived the application of the 2009 Rights Plan; (ii) pursuant to a dividend reinvestment plan; (iii) pursuant to a distribution of Voting Shares and/or Convertible Securities made by the Company (a) to the public pursuant to a prospectus, provided that such person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares following the prospectus distribution than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such distribution, or (b) by way of a private placement or other prospectus-exempt distribution by the Company, provided that, among other things, such person does not thereby become the Beneficial Owner of Voting Shares equal in number to more than 25% of the Voting Shares outstanding immediately prior to the private placement or other prospectus-exempt distribution by the Company and, in making this determination, the securities to be issued to such person on the private placement or other prospectus-exempt distribution by the Company shall be deemed to be held by such person but shall not be included in the aggregate number of Voting Shares outstanding immediately prior to the private placement or other prospectus-exempt distribution by the Company; or (iv) pursuant to an amalgamation, merger, arrangement or other statutory procedure requiring shareholder approval; and

(5) a "Convertible Security Acquisition" means an acquisition of Voting Shares by a person upon the purchase, exercise, conversion or exchange of Convertible Securities acquired or received by such person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

Also excluded from the definition of Acquiring Person are (i) for a period of 10 days from disqualification, a specified institutional shareholder who is disqualified from relying on the exemptions from the Beneficial Ownership provisions (described below) solely because such person makes or publicly announces a current intention to make a take-over bid, (ii) underwriters or banking or selling group members acting in connection with a distribution of securities, and (iii) any "Grandfathered Person" (generally, any person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares at the Record Time). To the Company's knowledge, there are no Grandfathered Persons.

Beneficial Ownership

In general, a person is deemed to "Beneficially Own" securities actually held by others in circumstances where those holdings are or should be grouped together for purposes of the 2009 Rights Plan. Included are holdings by the person's "Affiliates" (generally, a person that controls, is controlled by, or is under common control with a specified corporation) and "Associates" (generally, relatives sharing the same residence).

Also included are securities that the person or any of the person's Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and banking groups or selling group members with respect to a distribution of securities and other than pursuant to pledges of securities in the ordinary course of business).

A person is also deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other person with which, and in respect of which security, such person is acting jointly or in concert. A person is acting jointly or in concert with any other person who is a party to an agreement, commitment or understanding with the first person for the purpose of acquiring or offering to acquire Voting Shares and/or Convertible Securities.

Exclusions from the Definition of Beneficial Ownership

The definition of "Beneficial Ownership" contains several exclusions whereby a person is not considered to Beneficially Own a security. There are exemptions from the deemed Beneficial Ownership provisions for institutional shareholders acting in the ordinary course of business and the performance of their duties. These exemptions apply to: (i) an investment manager ("Manager") which holds securities in the performance of the Manager's duties for the account of any other person (a "Client"); (ii) a licensed trust company ("Trust Company") acting as trustee or administrator or in a similar capacity for the estates of deceased or incompetent persons (each an "Estate Account") or in relation to other accounts (each an "Other Account"); (iii) a Crown agent or agency (a "Crown Agent"); (iv) a person established by statute (a "Statutory Body"), the ordinary business or activity of which includes the management of investment funds for employee benefit plans, retirement plans and insurance plans (other than insurance plans administered by insurance companies) of various public bodies; and (v) the administrator ("Administrator") of one or more pension funds or plans (a "Plan") registered under applicable law. The foregoing exemptions apply only so long as the Manager, Trust Company, Crown Agent, Statutory Body, Administrator or Plan is not then making or has not then publicly announced an intention to make a take-over bid, other than pursuant to a distribution by the Company or by means of ordinary market transactions.

Also, a person will not be deemed to "Beneficially Own" a security because such person (i) is a Client of the same Manager, an Estate Account or an Other Account of the same Trust Company, or a Plan with the same Administrator as another person or Plan on whose account the Manager, Trust Company or Administrator, as the case may be, holds such security; or (ii) is a Client of a Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Manager, Trust Company, Administrator or Plan, as the case may be.

A person will not be deemed to "Beneficially Own" any securities that are the subject of a Permitted Lock-Up Agreement. A "Permitted Lock-Up Agreement" is an agreement (the "Lock-Up Agreement") between a person and one or more holders of Voting Shares and/or Convertible Securities (each a "Locked-Up Person") (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Company) not later than the date the Lock-Up Bid (as defined below) is publicly announced or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the date of such agreement), pursuant to which such Locked-Up Person agrees to deposit or tender Voting Shares and/or Convertible Securities to a take-over bid (the "Lock-Up Bid") made or to be made by the person or any of such person's Affiliates or Associates or any other person with which, and in respect of

which security, such person is acting jointly or in concert, provided that:

(1) the Lock-Up Agreement permits such Locked-Up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Shares and/or Convertible Securities from the Lock-Up Bid in order to deposit or tender such securities to another take-over bid or support another transaction where:

(a) the price or value per Voting Share or Convertible Security offered under such other take-over bid or transaction exceeds the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid;

(b) the price or value per Voting Share or Convertible Security offered under such other take-over bid or transaction exceeds by as much as or more than a specified amount (the "Specified Amount") the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid; or

(c) the number of Voting Shares and/or Convertible Securities to be purchased under such other take-over bid or transaction exceeds by as much as or more than a specified number (the "Specified Number") the number of Voting Shares and/or Convertible Securities that the party making the Lock-Up Bid has offered to purchase under the Lock-Up Bid at a price or value per Voting Share or Convertible Security that is not less than the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares and/or Convertible Securities offered under the Lock-Up Bid;

and for greater certainty, such Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the party making the Lock-Up Bid under the Lock-Up Bid an opportunity to match a higher price, value or number in such other take-over bid or transaction or other similar limitation on a Locked-Up Person's right to withdraw Voting Shares from the Lock-Up Agreement, so long as the limitation does not preclude the exercise by the Locked-Up Person of the right to withdraw Voting Shares and/or Convertible Securities in sufficient time to deposit or tender to the other take-over bid or to support the other transaction; and

(2) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

    (a)   the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-Up Bid to a Locked-Up Person; and

    (b)   50% of the amount by which the price or value of the consideration payable under another take-over bid or other transaction to a Locked-Up Person exceeds the price or value of the consideration that such Locked-Up Person would have received under the Lock-Up Bid;

shall be payable by a Locked-Up Person pursuant to the Lock-Up Agreement in the event that the Lock-Up Bid is not successfully completed or if a Locked-Up Person fails to deposit or tender Voting Shares and/or Convertible Securities to the Lock-Up Bid, or withdraws Voting Shares and/or Convertible Securities previously tendered thereto in order to tender to another take-over bid or support another transaction.

Flip-In Event

A "Flip-In Event" occurs when any person becomes an Acquiring Person. If a Flip-In Event occurs prior to the Expiration Time that has not been waived by the Board (see "Waiver" below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person, or a transferee of any such person, which Rights will become null and void) shall constitute the right to purchase from the Company, on payment of the Exercise Price, Voting Shares having an aggregate market price equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price, subject to anti-dilution adjustments.

Permitted Bid and Competing Permitted Bid

A take-over bid will not trigger a Flip-In Event if it is a Permitted Bid or Competing Permitted Bid. A "Permitted Bid" is a take-over bid made by way of a take-over bid circular to all holders of Voting Shares (other than the party making the take-over bid) and which complies with the following additional provisions:

- No Voting Shares and/or Convertible Securities shall be taken up or paid for pursuant to the take-over bid prior to the close of business on a date which is not less than 60 days following the date of the take-over bid;

- unless the take-over bid is withdrawn, Voting Shares and/or Convertible Securities may be deposited or tendered pursuant to the take-over bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares and/or Convertible Securities and all Voting Shares and/or Convertible Securities deposited or tendered pursuant to the take-over bid may be withdrawn at any time prior to the close of business on such date;

- more than 50% of the outstanding Voting Shares and/or Convertible Securities held by Independent Shareholders must be deposited or tendered to the take-over bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares and/or Convertible Securities; and

- in the event that more than 50% of the outstanding Voting Shares and/or Convertible Securities held by Independent Shareholders have been deposited or tendered to the take-over bid and not withdrawn as at the date of first take-up or payment for Voting Shares and/or Convertible Securities under the take-over bid, the party making the take-over bid will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 business days from the date of such public announcement.

A Competing Permitted Bid is a take-over bid that is made after a Permitted Bid has been made but prior to its expiry, termination or withdrawal and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is only required to remain open until a date that is not less than the later of 35 days after the date of the take-over bid constituting the Competing Permitted Bid and 60 days after the date of the take-over bid of the prior bid.

Redemption

(1)   <u>Redemption of Rights on Approval of Holders of Voting Shares and Rights</u> With the prior consent of the holders of Voting Shares or Rights, the Board may at any time prior to the occurrence of a Flip-In Event that has not been waived elect to redeem all but not less than all of the outstanding Rights at a redemption price of C$0.00001 per Right (the "Redemption Price"), subject to adjustment for anti-dilution as provided in the 2009 Rights Plan.

(2) **Deemed Redemption** If a person acquires Voting Shares and/or Convertible Securities pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition in respect of which the Board has waived or has been deemed to have waived the application of the 2009 Rights Plan, the Board shall be deemed to have elected to redeem the Rights for the Redemption Price.

(3) **Redemption of Rights on Withdrawal or Termination of Bid** Where a take-over bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminates after the Separation Time and prior to the occurrence of a Flip-In Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being so redeemed, all the provisions of the 2009 Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time shall be deemed not to have occurred.

Waiver

(1) **Discretionary Waiver Respecting Acquisition Not by Take-Over Bid Circular** With the prior consent of the holders of Voting Shares the Board may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares or by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, waive the application of the 2009 Rights Plan to such Flip-In Event.

(2) **Discretionary Waiver respecting Acquisition by Take-Over Circular and Mandatory Waiver of Concurrent Bids** The Board may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares pursuant to a take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares, waive the application of the 2009 Rights Plan to such a Flip-In Event, provided that if the Board waives the application of the 2009 Rights Plan to such a Flip-In Event, the Board shall be deemed to have waived the application of the 2009 Rights Plan in respect of any other Flip-In Event occurring by reason of any such take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares prior to the expiry of the take-over bid for which a waiver is, or is deemed to have been, granted.

(3) **Waiver of Inadvertent Acquisition** The Board may waive the application of the 2009 Rights Plan in respect of the occurrence of any Flip-In Event if (i) the Board has determined that a person became an Acquiring Person under the 2009 Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the person is no longer an Acquiring Person.

Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(1) if there is a dividend payable in Voting Shares or Convertible Securities (other than pursuant to any optional stock dividend program, dividend reinvestment program or dividend payable in Voting Shares in lieu of a regular cash dividend) on the Voting Shares, or a subdivision or consolidation of the Voting Shares, or an issuance of Voting Shares or Convertible Securities in respect of, in lieu of or in exchange for Voting Shares; or

(2) if the Company fixes a record date for the distribution to all holders of Voting Shares of certain rights, options or warrants to acquire Voting Shares or Convertible Securities, or for the making of a distribution to all holders of Voting Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in Voting Shares) or rights or warrants.

Supplements and Amendments

The Company may make changes to the 2009 Rights Plan prior to or after the Separation Time to correct any clerical or typographical error or to maintain the validity of the 2009 Rights Plan as a result of any change in any applicable legislation, rules or regulation without the approval of the holders of the Voting Shares or Rights. The Company may also make changes to the 2009 Rights Plan prior to the Meeting without the approval of the holders of the Voting Shares or the Rights.

The Company may, with the approval of the holders of Voting Shares, at any time prior to the Separation Time, make changes to or rescind any of the provisions of the 2009 Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

The Company may, with the approval of the holders of Rights, at any time after the Separation Time, make changes to or rescind any of the provisions of the 2006 Rights Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

Schedule C: Statement of Governance Practices

The following table describes the Company's current corporate governance practices in accordance with the requirements of the Ontario Securities Commission National Instrument 58-101, Disclosure of Corporate Governance Practices.

	Disclosure Requirement Under Form 58-101F1	MDS Compliance	Comments
Board of Directors			
1.	(a) Disclose the identity of directors who are independent.	Yes	The Board has determined that all of the directors of the Company with the exception of Mr. DeFalco are independent. See disclosure under the *Director Independence* section of this Management Proxy Circular. In addition, all of the standing committees of the Board are composed entirely of independent directors.
	(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Yes	See disclosure under the *Director Independence* section of this Management Proxy Circular.
	(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.	Yes	All director nominees, with the exception of the President & CEO of the Company, are independent.
	(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Yes	Such other directorships have been disclosed in the *Election of Directors* section of this Management Proxy Circular.
	(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	Yes	The independent directors of the Company meet after every regularly scheduled meeting without the attendance of non-independent directors or management.

	MDS Compliance	Comments
Disclosure Requirement Under Form 58-101F1		
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Yes	Jim MacDonald serves as the Board Chair and is an independent director. He was appointed as Board Chair in November 2008. Terms of Reference for the Non-Executive Board Chair have been developed and approved by the Board and can be found in the Company's website at www.mdsinc.com, in the *Corporate Governance* section. Among other things, the Board Chair is expected to: 1. lead the Board and organize it to function in partnership with but independently of management so as to facilitate the achievement of the goals of the corporation including sustainable growth and maximizing shareholder value; provide appropriate oversight of management and the ongoing business and affairs of MDS; and foster and support ethical and responsible decision making; 2. consult both collectively and individually with all members of the Board, when necessary, to maximize the contribution of individual directors and performance of the Board and each of its committees as a whole; 3. in concert with the Chair of the Human Resources & Compensation Committee, review and assess the performance of the Chief Executive Officer and lead the process to recommend the Chief Executive Officer for appointment by the Board; and 4. set the tone and culture for effective and transparent dialogue and decision making by the Board.
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	Yes	Attendance records are fully disclosed in the *Election of Directors* section of this Management Proxy Circular. Pursuant to the Company's Corporate Governance Guidelines and Practices, directors are expected to attend all meetings of the Board and the committees upon which they serve, to come to such meetings fully prepared, and to remain in attendance for the duration of the meeting. Where a director's absence from a meeting is unavoidable, the director should, as soon as practicable after the meeting, contact the Board Chair; the Committee Chair; the Chief Executive Officer; Chief Financial Officer; Executive Vice-President, Corporate Development & General Counsel; or the Corporate Secretary for a briefing on the substantive elements of the meeting.
Board Mandate 2. Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	Yes	The Board of Directors' Charter is attached to this Management Proxy Circular as Schedule D.
Position Descriptions 3. (a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	Yes	A position description for the Board Chair and each Board Committee Chair, which is attached to the relevant Board Committee Charter, has been developed and approved by the Board and can be found on the Company's website at www.mdsinc.com.

	Disclosure Requirement Under Form 58-101F1	MDS Compliance	Comments
(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	Yes	A written position description for the Chief Executive Officer has been developed and approved by the Board of Directors. The Chief Executive Officer reports to the Board and has general responsibility and authority to manage the overall business and affairs of the Company. Among other things, the Chief Executive Officer is expected to: 1. foster a culture that promotes ethical practices and personal integrity; 2. develop and recommend, in conjunction with senior management, the strategic direction and plan for the Company; 3. oversee, in conjunction with the Board where appropriate, the effective implementation of the strategic plan by senior management of the Company; 4. develop and recommend, in conjunction with senior management, the annual business plans of the major divisions, subsidiaries or business units of the Company and the material processes established by the Company to meet the financial and other obligations set forth in such plans; 5. review and oversee, in conjunction with the Board and senior management, effective implementation of all material processes established by the Company to manage and mitigate risk, financial affairs and performance of the Company; 6. review and oversee, in conjunction with the Board and senior management, an active and effective succession program at the senior management level of the Company; and 7. carry out specific accountabilities and responsibilities assigned annually or from time to time by the Board.
	Orientation and Continuing Education		
4. (a)	Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.	Yes	All new Board members are provided with a comprehensive orientation and education program. See *Board Orientation and Continuing Education*.
(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Yes	The Board holds meetings each year at various operating offices, at which local management reviews with the Board its strategies, business plans, opportunities and risks. The Board also regularly receives relevant articles, reports and other papers on the life sciences market and the Company's particular businesses, strategy and governance, as well as periodic presentations from outside consultants and specialists related to industry trends, markets and the Company's position and opportunities in such markets.
	Ethical Business Conduct		
5. (a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Yes	The Company has comprehensive Global Business Practice Standards; see *Business Conduct and Ethics*. In addition, the Company has adopted a Financial Code of Ethics to supplement the Practice Standards; see *Business Conduct and Ethics*.
(i)	disclose how a person or company may obtain a copy of the code;		The Practice Standards and Code are posted on the Company's website at www.mdsinc.com, in the *Corporate Governance* section.
(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	Yes	The Audit Committee receives quarterly reports from the Chief Privacy Officer as to renewals of Practice Standards as well as any reported issues, whether through the anonymous toll-free hotline or otherwise.
(iii)	provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	Yes	To the Company's knowledge there has been no conduct by our executive officers or directors that constitutes departure from the Practice Standards or Financial Code in the 2008 fiscal year and, accordingly, the filing of material change reports related thereto has not been required.

	Disclosure Requirement Under Form 58-101F1	MDS Compliance	Comments
(b)	Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Yes	The Company's Practice Standards are clear concerning the requirement to remain free of conflicts of interest. All directors and officers are bound and have agreed to abide by such practices. This is reviewed annually. In addition, a director who has a conflict of interest regarding any particular matter under consideration must advise the Board and abstain from voting on the matter, and depending on the nature of the conflict, refrain from discussions relating to the matter.
(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes	The Practice Standards were distributed to all employees starting in July 2004. Beginning in late 2006, the Company adopted an annual on-line renewal process. In addition, on-line training and guidance is provided to employees.
Nomination of Directors			
6. (a)	Describe the process by which the board identifies new candidates for board nomination.	Yes	The Corporate Governance & Nominating Committee evaluates and recommends nominees for the Board in consultation with the Chairman and the Chief Executive Officer. The Committee regularly reviews the composition of the Board to determine what additional competencies, skills and personal qualities might be added to the Board with regard to the Company's evolving needs. Criteria include a successful record in senior management of global businesses, including operations, financial, strategy, capital markets, technology, life sciences, sales and marketing, government, governance, human resources, medical and/or scientific expertise. The Company maintains an evergreen list of potential candidates based on its specific needs, which is developed both internally and with outside assistance.
(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	Yes	The Corporate Governance & Nominating Committee is composed entirely of independent Board members.
(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes	The responsibilities, powers and operation of the Corporate Governance & Nominating Committee are set out in its charter, which is available on the Company's website at www.mdsinc.com, in the *Corporate Governance* section. The Committee is responsible for all matters relating to corporate governance practices, director recruitment, director orientation and continuing education, and for the regular evaluation of the Board of Directors and its committees.

	Disclosure Requirement Under Form 58-101F1	MDS Compliance	Comments
Compensation			
7. (a)	Describe the process by which the board determines the compensation for the issuer's directors and officers.	Yes	Director and officer compensation is established based on comparator and peer groups and on the advice of an external independent consultant. Please refer to *Directors' Remuneration* and *Statement of Executive Compensation.*
(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	Yes	The Human Resources & Compensation Committee is composed entirely of independent Board members.
(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	Yes	The responsibilities, powers and operation of the Human Resources & Compensation Committee are set out in its charter, which is available on the Company's website at www.mdsinc.com, in the *Corporate Governance* section. The Committee is responsible, in consultation with management, for all matters relating to compensation philosophy and practices; management development and succession; and board and senior management compensation.
(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Yes	The Company engaged Towers Perrin as its independent executive compensation consultant on all matters relating to the compensation of the Chief Executive Officer, his direct reports and directors of the Company. Please refer to *Statement of Executive Compensation.* Towers Perrin has not been retained to perform other work for the Company.
Other Board Committees			
8.	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Yes	In addition to the Audit, Human Resources & Compensation, and Corporate Governance & Nominating Committees, the Board also has an Environment, Health & Safety Committee, which assists the Board in reviewing and recommending for approval policies and programs, management systems and performance with respect to safety, health and environment matters affecting the Company.

Disclosure Requirement Under Form 58-101F1	MDS Compliance	Comments
Assessments		
9. Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	Yes	A complete review of the Board, its committees and individual director performance is carried out annually by the Corporate Governance & Nominating Committee and by the Chair of the Board. **1. Annual Assessment of Board Effectiveness** Each year all Board members are surveyed regarding governance practices, Board performance and improvement opportunities. The Company has developed two questionnaires which may be used in alternative years. One questionnaire seeks detailed responses to governance practices and the other broader more high level questions related to strategies to improve over-all effectiveness. The questionnaires are initially reviewed by the Chair of the Board and secondly by the Chair of the Corporate Governance & Nominating Committee. A detailed summary is then prepared for the Board and key areas requiring improvement are developed and become management accountabilities, as appropriate, during the year. Progress on each such area is regularly reported to and monitored by the Corporate Governance & Nominating Committee and reported to the Board during the year. **2. Annual Assessment of Each of the Committees and Respective Chairs** Each year members of each of the standing committees are also provided with a questionnaire with respect to the functioning of their committee. Committee members are asked to evaluate the effectiveness of the committee and committee chair and to make any suggestions for improvement. Results are shared with committee members and recommended improvements become an accountability of the chair of the applicable committee. **3. Annual Assessment of the Board Chair by Members of the Board** Each year members of the Board are asked to assess and comment on the effectiveness of the Board Chair as well as the achievement of the particular goals and objectives which have been established for the Chair for a particular year by the Board. Individual responses are received by the Chair of the Corporate Governance & Nominating Committee. A summary report is then provided to the Board Chair and the full Board, with no attribution of comments to individual directors without their consent. **4. Annual Assessment of Individual Directors** Each year, as part of the annual assessment of Board and committee effectiveness, the Board Chair and the Chair of Corporate Governance & Nominating Committee meet with each director individually to engage in full and frank two-way discussion of any and all issues that either wishes to raise, including the effectiveness of other directors, with a focus on maximizing the contribution of each director to the Board and committees. The Board Chair and Chair of the Corporate Governance & Nominating Committee share peer feedback with each director as appropriate and review progress and action taken.

Schedule D: Board of Directors' Charter

**CHARTER OF THE BOARD OF DIRECTORS
OF MDS INC.**

STATEMENT OF PURPOSE

The Board of Directors (the "Board") of MDS Inc. (the "Corporation") is elected by the Corporation's shareholders. The Board is responsible for overseeing the management of the Corporation's business and affairs.

APPROVAL OF CHARTER

The Board shall review and reassess the adequacy of this Charter on an annual basis and at such other times at it considers appropriate.

STATUTORY DUTIES

MDS is a Canadian, federally chartered, company and accordingly, the statutory duties and responsibilities of its Board are outlined in the provisions of the *Canada Business Corporations Act* (the "Act").

STANDARD OF CARE

In discharging his or her duties, each Director shall act honestly and in good faith with a view to the best interests of the Corporation; and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (s.122 (1) of the Act). In determining the best interests of the Corporation, a Director shall have regard to the interest of all Shareholders. In determining whether Directors have fulfilled their duties, both procedural and substantive aspects of their conduct are relevant. The procedural aspect requires Directors to make reasonable inquiry into all relevant information available to them (informed decisions) and from a substantive aspect requires the decision to have been made honestly, prudently, in good faith and on reasonable grounds (business judgment rule).

DELEGATION

The Board is entitled to appoint a Committee of Directors and delegate to the Committee any of the Board's power, with certain exceptions outlined in the Act. These exceptions include approval of the annual financial statements, the management proxy circular or any take-over bid circular; any issue of securities or declaration of dividends; appointment of additional Directors; the purchase, redemption or acquisition of issued shares of the Corporation or the adoption, amendment or repeal of by-laws (s.115 (1) and (3) of the Act).

The Board has delegated certain of its responsibilities to certain standing Committees of Directors including Audit, Environment, Health & Safety, Human Resources & Compensation and Corporate Governance & Nominating with specific charters. The Board has the duty to approve the charters and any amendments thereto.

DISCLOSURE OF INTEREST IN MATERIAL CONTRACT OR TRANSACTION

Directors are required to disclose to the Corporation, in writing or by requesting to have it entered into the Minutes of meetings of the Board or Committee, the nature and extent of any personal interest in any material contract or transaction made or proposed with the Corporation. In the event the Board determines that a conflict of interest exists, then the Director with such conflict shall refrain from voting on any resolution related to such contract or transaction.

CODE OF ETHICS AND BUSINESS CONDUCT

The Board shall approve the terms of the Corporation's Global Business Practice Standards, and each Director shall confirm his or her responsibility to abide by the terms by signing the Director Pledge contained in such Standards.

GOVERNANCE GUIDELINES AND PRACTICES

The Board shall approve the terms of the Corporation's Governance Guidelines and Practices and any amendments thereto.

SPECIFIC DUTIES AND RESPONSIBILITIES

In adopting this Charter and in order to carry out its statutory responsibilities within the defined duty of care, the Board shall, assume the following principal duties and responsibilities:

- contribute to the formulation of, approve and oversee the implementation of the strategic and business operating plans of the Corporation;

- oversee the identification by Management of the principal risks of the Corporation's businesses as well as the implementation, by Management, of appropriate processes and systems to manage such risks;

- appoint the CEO and approve the appointment of the other Senior Executives of the Corporation and review their performance and compensation and plan for their succession upon recommendation of the Human Resources & Compensation Committee;

- review and approve Management's recommendations regarding major decisions and actions, including acquisitions, divestitures, financings and capital expenditures;

- review and approve key policies developed by Management on various issues such as ethics, compliance, communications and public disclosures and review, approve and monitor compliance with policies adopted by the Board;

- oversee the Corporation's public communication policies and their implementation, including disclosure of material information on a timely and non-elective basis, investor relations and shareholder communications;

- oversee, with the Audit Committee, financial reporting and disclosure of the Corporation to obtain reasonable assurance that

    o the Corporation complies with all applicable laws and regulations of governments, regulatory agencies and stock exchanges relating to financial reporting and disclosure, and
    o the accounting policies and practices, significant judgments and disclosures which underlie or are incorporated in the Corporation's financial statements are appropriate having regard to the Corporation's businesses; and

- review and approve the annual financial statements, annual management discussion and analysis, management proxy circular and annual information form and disclosure thereof to the relevant parties and review and obtain reasonable assurance as to the integrity of the Corporation's internal controls and management systems.

The essence of the Board's responsibility is one of reviewing, overseeing and monitoring to gain reasonable assurance (but not to ensure) that the business and affairs of the Corporation are being conducted properly and effectively.

BOARD STRUCTURE AND COMPOSITION

Membership Criteria

The Board shall consist of such members that, from time to time, have the best mix of skills, experience and personal qualities to guide the long-term strategy and ongoing business operations of the Corporation.

Number of Members

The Board shall consist of such number of Directors as the Board may determine from time to time based upon a recommendation of the Corporate Governance & Nominating Committee, provided that such number shall be within the minimum and maximum number of Directors (3 to 20) set out in the Corporation's Articles.

Director Independence

The Board shall be comprised of a majority of Directors that are independent of the Corporation as determined in accordance with applicable law and regulatory guidelines or standards.

Chairman

The Board shall, upon recommendation of the Corporate Governance & Nominating Committee, appoint the Chair from among the independent members of the Board. The Chair shall have such duties and responsibilities as may be assigned from time to time by the Board.

MEETINGS OF THE BOARD

Quorum

A quorum of the Board shall be a majority of its Members.

Number of Board Meetings

The Board shall meet as often as may be required to carry out its duties.

Board Meeting Agenda and Information for Board Meetings

The Chair and the CEO, in consultation with the Corporate Secretary, develop the agenda for each Board meeting.

Notice of the principal matters to be addressed at all Board meetings shall be distributed to Directors well in advance of each meeting. In addition, the Directors shall be provided with sufficient materials in order to appropriately consider such matters.

Management and Others at Board Meetings

The Board may request any officer or employee of the Corporation or other outside advisors to attend meetings of the Board or to meet or provide consultations to the Board or any member thereof.

Members of the Executive Management Team of the Corporation shall normally attend meetings of the Board, other than Executive Sessions.

Executive Sessions of Independent Directors

The independent Directors of the Board shall meet at the end of each regularly scheduled meeting of the Board and at such other times as determined by the Chair, without Management present.

Resolutions

Resolutions of the Board passed at a meeting shall require approval by a simple majority of members voting on such resolution.

Any decision or determination of the Board reduced to writing and signed by all of the members of the Board shall be fully as effective as if it had been made at a meeting duly called and held.

BOARD COMMITTEES

Unless otherwise determined by the Board, all members of standing Committees of the Board shall be independent in accordance with applicable laws, regulations, standards and listing requirements to which the Corporation is subject.

Each Committee Chair shall report to the Board at the next regularly scheduled Board meeting following each Committee meeting unless in the Committee Chair's discretion, earlier reporting is warranted.

BOARD CONFIDENTIALITY

Directors shall maintain the absolute confidentiality of the deliberations and decisions of the Board and information received in respect thereof, except as may be specified by the Chair or if the information is otherwise publicly disclosed by the Corporation.

OTHER ADVISORS

The Board or designated Committee thereof shall have the authority to consider and, if appropriate, approve the engagement of outside advisors by any Director, or Committee Member, at the Corporation's expense.

Schedule E: Independence Standards

In order to be considered independent, a director must meet the following independence standards:

(1) A director will not be independent if, within the preceding three years:

    (a) the director or immediate family member of the director was employed by the Company as an executive officer;

    (b) the director or immediate family member of the director has received, or is expected to receive, from the Company direct compensation in excess of C$75,000 in any twelve-month period in any of the preceding three years, other than Board or committee fees;

    (c) the director or immediate family member of the director was employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that other company's compensation committee; or

    (d) the director or immediate family member of the director (i) is a current partner of a firm that is the Company's internal or external auditor; (ii) is a current employee of such a firm and personally works on the Company's audit; or (iii) has been at any time during the preceding three years (but is no longer), a partner or employee of such a firm and personally worked on the Company's audit within that time.

(2) In addition, if a director has any of the following commercial or charitable relationships, such director may not be considered to be independent:

    (a) The director has served as an employee of, or any of his or her immediate family members has served as an executive officer of, another company that makes payments to, or receives payments from, the Company for property or services in an amount that, in any of the three most recent fiscal years, exceeds the greater of $1 million or 2% of the annual consolidated gross revenues of the company for which such director, or any of his or her immediate family members, has served as an executive officer (or as an employee in the case of the director).

    (b) The director has served as an executive officer of a charitable organization, and the Company's discretionary charitable contributions to that organization exceeds the greater of $1 million or 2% of that organization's total annual consolidated gross revenues within any of the three most recent fiscal years (provided that the Company's matching of employee charitable contributions will not be included in the amount of the Company's contributions for this purpose).

MDS Inc.
2700 Matheson Boulevard East
Suite 300, West Tower
Mississauga, Ontario
Canada L4W 4V9
www.mdsinc.com



Mixed Sources
Product group from well-managed
forests and other controlled sources
www.fsc.org Cert no. SW-COC-002111
© 1996 Forest Stewardship Council



Science advancing health